UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the Month of August, 2019

Commission File Number:  000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

F/K/A China Biotech Holdings Limited

 (Translation of registrant’s name into English)

Suite 2432, Sun Hung Kai Centre

30 Harbour Road

Wanchai, Hong Kong

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☑   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K and other reports filed by the Company from time to time with the Securities and Exchange Commission (collectively the “Filings”) contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, the Company’s management as well as estimates and assumptions made by the Company’s management. When used in the Filings the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions as they relate to the Company or the Company’s management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions and other factors (including the risks contained in the section of this report entitled “Risk Factors”) relating to the Company’s industry, operations and results of operations and any businesses that may be acquired by the Company. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. The following discussion should be read in conjunction with the Company’s pro forma financial statements and the related notes included herein.

MARKET DATA AND FORECAST

Unless otherwise indicated, information in this Report on Form 6-K concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this report was prepared on our or our affiliates’ behalf. We acknowledge our responsibility for all disclosures in this report, but caution readers that we have not independently verified the underlying information in such publications and reports.

This report also contains data related to the nervonic acid health supplements industry. These market data include estimates and projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data turn out to be incorrect, actual results may differ significantly from the  projections.

COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

On August 31, 2019 (the “Closing Date”), Zhong Yuan Bio-Technology Holdings Limited (the “Company”), an exempted company limited by shares formed under the laws of the Cayman Islands, closed on a share exchange (the “Share Exchange”) with Zhong Yuan Investment Limited, (“Zhong Yuan Investment”), a Seychelles company limited by shares. Prior to the exchange, Zhong Yuan Investment owned 100% of the shares of China Bio-Technology Holdings Limited (“China Bio”), a company organized under the laws of the Republic of Seychelles. Under the Share Exchange Agreement, Zhong Yuan Investment exchanged all of the shares that it held in China Bio for 161,500,000 ordinary shares of the Company. As a result, China Bio is now a wholly owned subsidiary of the Company. A copy of the Share Exchange Agreement is attached as Exhibit 2.1 to the Report on Form 6-K filed by the Company on August 2, 2019.

For accounting purposes, the Share Exchange was treated as a reverse acquisition with Zhong Yuan Investment as the acquirer and the Company as the acquired party. When we refer in this report to business and financial information for periods prior to the consummation of the Share Exchange, we are referring to the business and financial information of Zhong Yuan Investment unless the context suggests otherwise.

As a result of the closing of the Share Exchange, Zhong Yuan Investment owns approximately 95% of the total outstanding ordinary shares of the Company and the former shareholders of the Company own approximately 5%.

The shares issued to Zhong Yuan Investment in connection with the Share Exchange were not registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and/or Regulation S promulgated by the U.S. Securities and Exchange Commission (the “SEC”). These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

As a result of the reverse acquisition described above, management of the Company believes that the Company is no longer a shell company.

CHANGE IN FISCAL YEAR

In connection with the reverse acquisition described above, effective as of July 30, 2019, our Board of Directors approved a change in the Company’s fiscal year end from December 31 to March 31.

BUSINESS

History and Development of the Company

The Company was originally incorporated under the name “Agate Island Acquisition Corporation” on April 4, 2016 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions.  Until the Share Exchange, the business purpose of the Company was to seek the acquisition of, or merger with, an existing company.

On March 13, 2017, the Company changed its name to China Biotech Holdings Limited. The Company changed its name in anticipation of entering into a transaction with a company in China engaged in the Biopharma or Biotech industry.

On May 3, 2017, the Company effected a change of its control. The Company cancelled an aggregate of 19,500,000 shares of the then 20,000,000 shares of outstanding stock valued at par. James M. Cassidy resigned as the Company's president, secretary and director and James McKillop resigned as the Company's vice president and director. Ting Ting Chang was then named sole director and President, Secretary and Chief Financial Officer of the Company. On May 4, 2017, the Company issued 8,000,000 shares of its Common Stock to Ting Ting Chang for no consideration as a result of the change in control.

The Company registered its Common Stock on a Form 10 registration statement filed pursuant to the Exchange Act and Rule 12(g) thereof. The Company files periodic and current reports with the United States Securities and Exchange Commission ("SEC") under Rule 13(a) of the Exchange Act. Prior to the redomicile merger described below, the Company filed quarterly reports on Form 10-Q and annual reports on Form 10-K.

On November 15, 2017, our Board of Directors unanimously adopted resolutions approving the redomicile of the Company from Delaware to the Cayman Islands. The Company changed its domicile, effective August 21, 2018, by merging into its wholly-owned Cayman Islands subsidiary, Zhong Yuan Bio-Technology Holdings Limited (the “Redomicile Merger”). As a result of the Redomicile Merger, the Company’s name was changed to Zhong Yuan Bio-Technology Holdings Limited, each outstanding share of Common Stock was exchanged for one ordinary share and we became governed by our Amended and Restated Memorandum and Articles of Association and by the Companies Law (2018 Revision) of the Cayman Islands rather than by our previous Articles and Bylaws and the Delaware Corporate Code.

Effective as of July 30, 2019, our Board of Directors approved the Share Exchange described above under “COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS.”  The acquisition was completed on August 31, 2019. As a result of the acquisition, the Company, through its subsidiaries, is engaged in the business of developing and marketing nervonic acid-based health supplements and sales of acer truncatum seedlings.

BALANCE OF PAGE LEFT BLANK INTENTIONALLY

Corporate Structure

The following chart sets forth our corporate structure immediately following the Share Exchange.

Zhong Yuan Bio-Technology Holdings Limited
(a Cayman Islands company)
100%
China Bio-Technology Holdings Limited
(a Seychelles company)
100%
Zhong Yuan Bio-Technology (Hong Kong) Limited
(a Hong Kong company)
Off Shore
100%
On Shore
Zhong Yuan Bio-Technology (Shenzhen) Limited
(a PRC company)
100%
Bao Feng Bio-Technology (Beijing) Limited
(a PRC company)

China Bio-Technology Holdings Limited (“China Bio”) was incorporated under the laws of the Republic of Seychelles on June 27, 2016 under the name Hua Hong Powerloop Technology Limited. On February 13, 2017, its name was changed to China Bio-Technology Limited, and on March 6, 2017 it was changed to China Bio-Technology Holdings Limited. It became a wholly-owned subsidiary of the Company in August, 2019 as a result of the Share Exchange described above.  China Bio’s sole officer and director is Yau Sing Tang.

Zhong Yuan Bio-Technology (Hong Kong) Limited (“Zhong Yuan-HK”) was incorporated in Hong Kong on June 13, 2016. The original shareholders transferred all of the shares to China Bio on February 27, 2017. Zhong Yuan-HK’s sole officer and director is Yau Sing Tang.

Zhong Yuan Bio-Technology (Shenzhen) Limited (“Zhong Yuan-SZ”) was established under the laws of the PRC on June 10, 2014. The original shareholders transferred all of the shares to Zhong Yuan-HK on September 27, 2018. Zhong Yuan-SZ’s sole officer and director is Ting Ting Chang.

Bao Feng Bio-Technology (Beijing) Limited (“Bao Feng)” was incorporated in the PRC on August 30, 2012 under the name Beijing Acer Truncatum Century Agricultural Science and Technology Co., Ltd. On August 10, 2017, the company’s name was changed to Bao Feng Bio-Technology (Beijing) Limited. It became a wholly-owned subsidiary of Zhong Yuan-SZ on February 13, 2019. Its sole officer and director is Ting Ting Chang.  Bao Feng is the sole operating subsidiary.

Business of Bao Feng

Bao Feng is in the business of nervonic acid research, the development and sale of health supplements containing nervonic acid and the sale of acer truncatum seeds from which nervonic acid is derived.  Nervonic acid is a long chain unsaturated omega 9 fatty acid that is an important component in myelin biosynthesis in the central and peripheral nervous system. Myelin insulates nerve cell axons to increase the speed at which information (encoded as an electrical signal) travels from one nerve cell body to another or from a nerve cell to another type of cell in the body. It is thought that nervonic acid may enhance brain function and prevent demyelination of nerve cells, and that, therefore, it may be effective in retaining or improving the health of the brain, for example in preventing or ameliorating attention-deficit hyperactive disorder (“ADHD”) in children, Alzheimer's disease and mental degradation in the elderly and cerebrovascular disease, as well as promoting normal brain development in premature infants. The role of nervonic acid is also being studied with respect to psychotic illnesses, such as schizophrenia.

Nervonic acid is not present in foods. Since it is considered to be an important biomarker for many neurological diseases, such as ADHD in children and neurodegenerative diseases in the elderly, it is in high demand among those populations. The price of nervonic acid in the world market ranges from approximately $2,000 to approximately $6,000 per kilogram, depending on the purity.

Bao Feng’s marketing efforts are primarily aimed at the elderly population. The problem of the aging of the world population is becoming more and more serious. According to the "2015 global aging cause" report, the world's 60 and over population is about 901 million, or 12.3% of the world's population. By 2030, this proportion is expected to reach 16.5%, or approximately 1 billion, 200 million people. According to China’s social security network data, the-over 60-year-old Chinese population will reach 250 million in 2020, of which the neurodegenerative disease population will account for 5%, or more than 10 million.

In the past, nervonic acid was derived from the brains of sharks. However, the extraction process from that source is difficult and the cost is too high for commercialization. In addition, sharks are protected by the United Nations and many countries in the world. Another good source of nervonic acid is the malania oleifera plant, which is native to southern China. That plant is said to have up to 40.9% to 50% nervonic acid; however, it is a threatened species in the world and is on the list of key wild plants for state protection. It was also found that the dried seeds of the acer truncatum tree, which is a type of maple native to northern China, Mongolia and Korea, contain 5.8% nervonic acid. Therefore, the seed oil is considered to be a good source of natural nervonic acid, as well as other compounds such as Vitamin E.

The table below contains a list of natural plant and animal sources of nervonic acid, with nervonic acid content shown in milligrams/100 grams.

Nervonic Acid Content (mg/100g)

Plant Sources
Acer truncatum	580
Brassica oil seeds	69 - 83
Sesame seeds	35
Macademia nuts	18
Tropaeolum speciosum	10
Lunaria (money plant)	8
Animal Sources
King salmon (chinook)	140
Sockeye salmon	40
(Source: Herb Nutritionals, September 25, 2015,
http://herbnutritionals.com)

The raw material sources of nervonic acid are insufficient to meet the demand in China. Therefore, Bao Feng has a contract with the Weng Niu Te Qi government pursuant to which it obtains acer truncatum seeds and seedlings both for use in making its products and for sale. In addition, the company has a distribution agreement with an American health product company to expand Bao Feng’s business by serving as the exclusive distributor in China of that company’s products. Management of Bao Feng also intends to expand the company’s product lineup by building factories for purification of nervonic acid for medical level product usage. There can be no assurance, however, that the company will be able to effect this plan.

The market for nervonic acid products shows great potential. According to the 2015 Alzheimer's Report, the number of dementia patients in the world reached 46.8 million in 2015, of which 50% to 75% were Alzheimer's patients. According to www.CHINANEWS.com, a government-affiliated newspaper, data collected by Professor Hong Zhen of Huashan Sub-Hospital of Fudan University showed that, in 2010, there were more than 10 million dementia patients in China, which is the country with the largest number of senile dementia patients in the world. It has become the fourth cause of death after cardiovascular and cerebrovascular diseases, cancer and diabetes. With China's aging trend accelerating, Alzheimer's disease will be increasingly re-regulated by the government and the biomedical community. In addition, according to incomplete statistics, the incidence of cerebral palsy in China accounted for 1.84% of the population and 2.23% of mentally retarded children. A thousand new cases of encephalopathy occur every year, and 75% of them are fatal or disabling. The market for prevention and treatment of brain diseases in China alone is estimated at over US $100 billion.

Products

Having been formed in 2012, Bao Feng is one of the first nervonic acid biotechnology companies, and the only national high-tech enterprise specializing in the production and application of nervonic acid, in China. Our team of scientists has over 30 years combined experience in the field of nervonic acid research. Bao Feng achieved the National high-tech enterprise award in 2017.

Our main products are nervonic acid series supplements, marketed under the “Muzhiyuan-Neuro Enhancer" brand, and high-quality seedlings specially cultivated by Bao Feng. Our nervonic acid products are 100% organic.

1.  NEURO ENHANCER nervonic acid oil

There are 12 kinds of fatty acids in NEURO ENHANCER nervonic acid oil, more than 90% of which are unsaturated fatty acids. The product contains 18 amino acids, 8 of which are essential to the human body, high levels of vitamin E and various trace elements. The special functional fatty acid - nervonic acid, - is up to 6.89%, which is intended to provide enough nutrition for the brain with the goal of preventing and improving brain diseases.

2.  Muzhiyuan acer truncatum formula oil

Formula oil contains a variety of fatty acids, amino acids, vitamins and trace elements. Its main components are nervonic acid and alpha-linolenic acid, which also has a unique role in brain health but which is less expensive than nervonic acid. Therefore, it is more affordable and better suited for daily consumption by the entire population.

3.  NEURO ENHANCER capsule

Neuro Enhancer capsule combines high quality neuroacids with many other beneficial and synergistic vitamins, minerals and bioactive plant-based substances. This product contains neurotransmitters, such as GABA, and is aimed at maintaining normal nervous system function. The active ingredients are easy to absorb and thought to be beneficial to brain nerve cells.

4.  Life’s NA Candy

Life’s NA Candy is a composite gel candy with omega 9 nervonic acid, omega 3 DHA and other omega 6 fatty acids. The formula was determined based on expert recommendations and preliminary clinical trials, and it contains a complex combination of neurotrophic agents which is prospectively designed and innovative. In addition, the product tastes good and the active ingredients are easy to absorb.

5.  High-quality seedlings of Acer Truncatum

In cooperation with Xingyan Wang, who is China’s leading economic forest expert, a professor at Northwest Agriculture and Forestry University and also the founder and pioneer of the acer truncatum industry in China, Bao Feng culminated more than 30 years, combined, of biological engineering research, by successfully cultivating high-quality acer truncatum seedlings with strong stress resistance, stable quality and a wide range of adaptability.  The company markets these seedlings to the PRC government, landscaping companies and individuals.

Future Business Plan

In the future, the company aims to achieve full coverage of products in the fields of food, health care products and medicine, and become the preeminent brand for brain health supplements.

1. New product development

•

The company plans to develop different forms of food-based nervonic acid products targeted at different age groups, such as a different form of candy, drinks, effervescent tablets, meal powder and others.

•

The company is working on improving its purification process of nervonic acid so as to realize purification to high (medical) grade, pure nervonic acid by 2020, followed by the development of pharmaceutical products or the sale of raw materials for nervonic acid products in China and abroad. At present, the laboratory production has been completed, and the next step is to achieve mass production in the factory.

2. Development of new nervonic acid combination drugs

The company plans to develop new nervonic acid combination drugs which we expect will be superior to single-ingredient drugs for neurodegenerative disease, such as Alzheimer's. The procedure involves preclinical preparation, including target and biomarker analysis, determination of the drug dosage form and applying for clinical approval (IND). We hope to obtain approval within 2 years.

3. Development of biomarkers for screening

•

We have accumulated certain data and patents in the recent years of research and development and clinical practice, which confirm that nervonic acid is one of the important biomarkers for a series of brain diseases. We also have developed a novel method (patent under review) for detecting nervonic acid using LC-MS in serum or cerebrospinal fluid. Therefore, we intend to develop an early screening kit for brain diseases (including Alzheimer's disease, Parkinson's disease, depression, autism, etc.) in an attempt to promote early detection.

4. Scientific research

•

We plan to study the role of nervonic acid in our genetic metabolism laboratory through metabolomics and genomics. Our genetic metabolism laboratory was jointly established by Bao Feng and the National Health and Occupational Safety and Health Research Center. We believe that understanding the mechanism through which nervonic acid prevents brain disease will lay a theoretical foundation for the development of new products.

•

We plan to continue to apply for patents related to nervonic acid, and expect to apply for 20 patents within five years to achieve technical barriers to competition in the field of nervonic acid, including the technology of extraction and purification, application of biomarker and the clinical function with drug combination.

Sales and Marketing

To date, the company's promotion strategy has been mainly offline, supplemented by online. It has relied heavily on off-line word-of-mouth publicity. For example, a small number of clinical trials were conducted with elderly people in Yanda Hospital (Class A) to test the effectiveness of the products, following which the products were sold in the nursing home channel.

However, Bao Feng currently has 40 agents to distribute its products throughout China. Bao Feng’s main sales channels currently are:

•

Basic wholesale channels: We supply nervonic acid products to retailers at wholesale prices, then they re-sell them at market retail prices.

•

TV shopping channels: The company has just started to sell its nervonic acid products through TV shopping channels.  We expect a high sales volume through this sales method because we believe that the people who watch TV shopping channels are the company’s primary target group, and the company offers its products in combination packages at lower cost.

•

Conference marketing: This entails both selling through conference marketing companies, whereby Bao Feng simply provides the products, and lectures on brain protection held, for example, in pension channels and training institutions, followed by direct sales of products to lecture attendees.

•

E-commerence: including Alibaba and other third-party channels.

•

Special sales channels: chain pharmacies, pension rehabilitation institutions, hospitals and self-built brain nerve rehabilitation centers. The company also cooperates with hospital director experts who recommend its products through hospitals and other institutions.

•

Direct sales: Through promotions, the company finds target users, and then sells directly by telephone. The company acquires accurate user data, which can be maintained for an extended period of time, to optimize the repurchase rate. Sales through this channel are made at a 30% discount.

Management intends to expand Bao Feng’s marketing to include:

•

Targeted advertising: for example, “I am a big doctor,” “Yang sheng tang” and other programs. The company also plans to advertise through “Douyin,” “Kuaishou” and other network programs, as well as live broadcasts, and through video communication for fans, and hopes to guide viewers to the company’s store to purchase products.

•

Recruit city partners, accelerate the replication of successful models to big cities, such as Shanghai and Guangzhou, and expand sales channels.

Customers

We market and sell our products both to individuals and to wholesale and retail outlets in China.  During the fiscal year ended March 31, 2019, sales revenue from two major customers was $383,248, or approximately 31% of the Company’s total sales for the year. No other single customer accounted for more than 10% of the Company’s total revenues during the year.

Raw Materials

Nervonic acid. We obtain acer truncatum seeds, from which we extract nervonic acid, from the Inner Mongolia government farm and individual farmers, with whom we have cooperation agreements, and from large suppliers. We are not dependent on any individual suppliers.

It normally takes five to six years to get seeds from an acer truncatum tree. Our company’s unique variety of acer truncatum, developed with our proprietary technology, has a higher yield than other kinds of acer truncatum trees and a shorter time to maturity, normally three to four years, which result in increased production of nervonic acid.

Acer truncatum seedlings. Our acer truncatum seedlings are grown under long-term cooperation agreements with the PRC government and others, to ensure the stability of our supply of seedlings.

Seasonality

Nervonic acid. Nervonic acid product sales are not seasonal. The amount of sales is stable throughout the year, except for increased sales during the holidays.

Acer truncatum seedlings. Seedling sales are normally higher during the periods from February to April and November to December due to the growth characteristics of the acer truncatum tree.

Competition

The nervonic acid health product industry is in its early stages; therefore, Bao Feng does not face as much competition as it would in a more established industry. However, as more companies enter the market the competition may be expected to become more intense.  Management of Bao Feng plans to preempt the effect of such competition by (i) increasing its acer truncatum production; (ii) increasing its investment in research and development; and (iii) enhancing its purification of nervonic acid technology to enter the medical usage market. We will also continue to emphasize marketing in an effort to maintain and strengthen the company’s position in the nervonic acid health product market and will attempt to build the leading nervonic acid health product brand in China.

Currently, Bao Feng’s main competitors in the nervonic acid products market in China are:

•

Yong chuntang

•

DAZONG Group

•

Haizhiling

•

4Weifang lvyuan

At present, these companies are still in the early stage of industrial development. They obtained raw materials of acer truncatum seed oil and initially processed it into products for sale in the market at prices similar to Bao Feng’s, but the content of nervonic acid is about 4%-5% on average, while the content of nervonic acid produced by Bao Feng can reach 6.89%.

In addition, Bao Feng enjoys the following competitive advantages:

•

Bao Feng has its own national laboratories. Genetic metabolism key laboratory is a joint project of Bao Feng and Health Commission Occupational Disease Research Center. Complete analytical and testing instruments are available, including LC-MS, GC-MS and LC-MS-Tof, for targeted and untargeted metabolomics, etc. Excellent laboratories are necessary to develop and prove our theories on the applications of nervonic acid, and research on the mechanism through which nervonic acid works provides the direction for future applications of nervonic acid, giving Bao Feng a competitive edge in the future.

•

Bao Feng focuses on the clinical application of nervonic acid. At present, the company has formed a strategic partnership with the first affiliated hospital of Tsinghua University, Tiantan Hospital, and the first hospital of Sanming City. The doctors of the hospital are our consultants. In the future, we plan to carry out clinical application trials of nervonic acid in different areas of medicine. Only through clinical trials can the application and effective concentration of nervonic acid be found, and effective combinations of nervonic acid and other drugs to improve the efficacy of a single target drug be determined.

•

Excellent acer truncatum germplasm resources. Although many manufacturers sell crude acer truncatum oil, the content cannot reach our concentration of nervonic acid, because we have an excellent seed plasm resource. Our acer truncatum forest has 70,000 mu, all of which are over 100-year-old trees with high and stable nervonic acid content, located in Inner Mongolia. The company cooperates with the government, and the annual limit capacity is estimated to be 400,000 tons. This germplasm resource is unmatched by other companies using newly sown Acer truncatum. Therefore, by using this high content, acer truncatum crude oil, we can obtain a higher content of nervonic acid with the same process and cost as our competitors.

•

Price. Through product innovation and exclusive formulae, we improve our products’ effectiveness and taste, while maintaining a low product cost and sales price. In this way we produce unique products at prices suitable for mass consumption.

Properties

Bao Feng leases approximately 400 square meters of office space located at Building 1, Dongshilibao Road, Chaoyang District, Beijing, China. The lease term commenced on February 7, 2017 and expires on March 7, 2020. The lease provides for an annual rental of RMB 670,560 (approximately US$95,795), payable semi-annually.

The Company does not own or lease any land to grow its acer truncatum trees. The trees are grown under cooperation agreements under which the Company purchases the seeds from the other party, which is responsible for leasing the land and growing the trees.

We believe that our existing office facilities will be sufficient for our operations for the next year.

Employees

As of the date of this report, we employ a total of approximately 20 full-time employees. All employment contracts are in accordance with the laws of the PRC. The Company believes its relationships with its employees are satisfactory.

Intellectual Property

Patents and Copyrights.  The following table contains a list of all patents and copyrights obtained by Bao Feng as of the date of this report.

List of Patents and Copyrights
no.	Patent Name	Patent Category	Registration Number	Date of Registration	Country
1	Dietary analysis and nutrition evaluation system of acer truncatum seed oil	Computer software copyright registration certificate	1959832	2016/11/11	China
2	Emergency warning system for the elderly with dementia	Computer software copyright registration certificate	1959823	2016/11/11	China

3	Nervonic acid data analysis software for brain efficacy	Computer software copyright registration certificate	1959805	2016/11/11	China
4	Acer truncatum Health care products management platform	Computer software copyright registration certificate	1960093	2016/11/11	China
5	Acer truncatum online mall platform software	Computer software copyright registration certificate	1963897	2016/11/11	China
6	Quality seed and seedling breeding management system of Acer truncatum	Computer software copyright registration certificate	1963907	2016/11/11	China
7	Model selection and treatment methods and devices for identifying mild cognitive impairment	Patent for invention	201810481834.7	2018/10/31	China
8	The invention relates to a method for identification and determination of neuronal acid by ultra-high performance liquid chromatography-time-of-flight mass spectrometry	Patent for invention	201710619206.6	2017/12/20	China

Trade marks. Bao Feng has registered, or filed applications to register, the following trade marks:  Life’s NA 30 (under application; registration number: 36871310), Neuro Enhancer (under application; registration number: 34025681) and Muzhiyuan (registration number: 16233849; issue date: April 14, 2016; expiration date: April 13, 2026).

REGULATIONS IN CHINA APPLICABLE TO OUR BUSINESS

Several Opinions on Further Promoting the Development of Small and Medium-sized Enterprises

On September 19, 2009, the State Council issued the Several Opinions on Further Promoting the Development of Small and Medium-sized enterprises (“SME”), which states that the state guides and supports SMEs in strengthening management, supports the development of management consulting agencies for SMEs, conducts management consulting activities, guides SMEs to strengthen basic management, marketing and risk management, improve governance structure, promote management innovation and improve business management, vigorously carry out training for all types of SMEs and implement SMEs Galaxy Training Project, increase financial support, give full play to the role of industry associations (commercial associations) and SME training institutions, extensively adopt network technologies and other means to carry out policies and regulations, corporate management, marketing, professional skills, customer service and other kinds of training. It attaches great importance to the training of business managers and selects one million growing SMEs within three years to provide comprehensive training for their managers.

Promotion Law on Small and Medium-sized Enterprises of the PRC

On June 29, 2002, the National People’s Congress passed the Promotion Law on Small and Medium-sized Enterprises of the PRC, which was revised on September 1, 2017 and implemented on January 1, 2018. The law states that the state establishes a sound socialized SME public service system to provide services to SMEs. The state supports relevant agencies, colleges and universities in carrying out personnel training for the management of SMEs and production technologies, and improving the marketing, management and technology level of the company. The state supports colleges and universities, vocational education institutions and various vocational skills training institutions to cooperate with SMEs to build a practical practice base to support two-way exchanges between teachers of vocational education institutions and SMEs, and to innovate the talent training model for SMEs.

Foreign Investment Industry Guidance Catalogue (2017)

The Foreign Investment Industry Guidance Catalogue (2017) was published on June 28, 2017 by the National Development and Reform Commission of the PRC and the Ministry of Commerce of the PRC. It was implemented on July 28, 2017.

According to the Guidelines for Directing Foreign Investment promulgated by the State Council in February 2002, the traditional Directing Catalogue for Foreign Investment Industry divides the industry into “encouraged foreign investment industry catalogue,” “restricted foreign investment industry catalogue” and “forbidden foreign investment industry catalogues.” Industries not listed as restricted or forbidden in the Foreign Investment Industry Guidance Catalogue are generally open to foreign investment. This Catalogue Revision adds the Special Foreign Investment Access Control Measures, namely a negative list, which includes industry directories with special management requirements, restrictions and prohibitions in the encouraged category, and adds an introduction section in the front.

The Draft PRC Foreign Investment Law

On January 19, 2015, the Ministry of Commerce of the PRC promulgated the PRC Foreign Investment Law (Draft for Soliciting Opinions) and solicited opinions from the public. The main purpose is to replace the Sino-Foreign Equity Joint Venture Law, the Foreign Investment Enterprise Law and the Chinese-Foreign Cooperation in Business Law (i.e., the “Three Laws of Foreign Investment”), which were enacted in the early stages of reform and opening up, because these three laws and regulations no longer meet the needs of building a new open economy system and are not conducive to stimulating market vitality and transforming government functions. In addition, important systems such as foreign mergers and acquisitions and national security review need to be incorporated into the basic laws of foreign investment and further improved. According to the Exposure Draft, the current case-by-case examination and approval system for foreign investment will be abolished, foreign capital management methods for pre-acquisition of national treatment and negative lists will be adopted, and an access management system for Limited Permission Plus Comprehensive Report will be established, i.e., for foreign investors to invest in the negative list, they must apply for a foreign investment permit. In addition, foreign investors who invest in China, regardless of whether they invest in the negative list, must fulfill reporting obligations.

The Exposure Draft abolishes the case-by-case approval system established by the Three Laws of Foreign Investment and designs a foreign investment access management system that is compatible with the pre-admission national treatment plus negative list management model. The foreign investment authority only provides permission for the implementation of investment in the area of the special management measures list, and the object of review is no longer the contract or the charter, but the foreign investor and its investment behavior. In the implementation of the negative list management model, the vast majority of foreign investment will no longer be examined and approved. At the same time, it is stipulated that foreign investment and investment in China need to fulfill their reporting obligations, regardless of whether they belong to the areas specified in the special management measures catalogue. Foreign investors investing in China involve the establishment or change of foreign investment companies, foreign investment companies must submit annual reports, key foreign investment companies must submit quarterly reports and foreign investment companies must report relevant information after integrating their directly or indirectly controlled domestic enterprises. Failing to perform or evading the performance of information reporting obligations on schedule, concealing facts or providing misleading or false information in the conduct of information reporting, will bear the corresponding administrative legal liability or criminal liability.

Regulations on Intellectual Property Protection

Intellectual property rights, also known as “knowledge ownership rights,” refer to “property rights enjoyed by right holders for the intellectual work created by their intellectual work,” and are generally only valid for a limited time. Various intellectual creations such as inventions, designs, literary and artistic works, as well as signs, names and images used in commerce, can all be considered intellectual property owned by a person or organization. Since the 1980s, while continuously improving the construction of the domestic legal system, China has successively joined some major international conventions, treaties and agreements for the protection of intellectual property rights. In particular, on December 11, 2001, China became a member of the World Trade Organization’s Agreement on Trade-related Intellectual Property Rights.

Trademark. The Trademark Law of the PRC was passed by the National People’s Congress on August 23, 1982 and amended on August 30, 2013 for the third time. The amendment took effect on May 1, 2014. The law states that an applicant for trademark registration should fill in the product category and product name of the used trademark in accordance with the stipulated commodity classification form and file an application for registration. Trademark registration applicants can apply for registration of the same trademark for multiple categories of goods through one application. A registered trademark is valid for a period of ten years from the date of approval of the registration. If the registered trademark has expired and it needs to continue to be used, the trademark registrant must go through the renewal formalities within 12 months before the expiration of the time limit; if it cannot be handled during this period, it may grant a grace period of six months. Each renewal registration is valid for a period of ten years, counting from the date following the expiration of the previous validity period of the mark. If registrants fail to complete the renewal formalities at the expiration of the time limit, their registered trademarks are cancelled. In addition, if the registered trademark is a well-known trademark, it is managed in accordance with the Regulations on the Recognition and Protection of Well-known Trademarks issued by the State Administration of Industry and Commerce on July 3, 2014. The regulation states that well-known trademarks are trademarks that are well-known to the relevant public in China. The relevant public includes consumers who are related to the use of a certain type of goods or services marked by the trademark, other operators who produce the aforementioned goods or provide services and the sellers and related personnel involved in the distribution channels. The recognition of well-known trademarks follows the principle of case identification and passive protection.

Foreign Currency Exchange

The Regulations on Foreign Exchange Management of the PRC were promulgated by the State Council of the PRC on January 29, 1996 and revised on January 14, 1997 and August 1, 2008, respectively. The regulations stipulate that foreign exchange income from current accounts of domestic institutions shall be sold to the designated foreign exchange bank in accordance with the provisions of the State Council concerning the management of foreign exchange, sales of foreign exchange and payment of foreign exchange, or be approved to open foreign exchange accounts in designated foreign exchange banks. The remittances used by domestic institutions for the current account shall be paid in accordance with the provisions of the State Council concerning the management of foreign exchange, sales of foreign exchange and payment of foreign exchange, with valid certificates and commercial documents, to foreign exchange designated banks. Foreign exchange collections and import payments made by domestic institutions shall be subject to verification procedures in accordance with the regulations of the State on the management of the cancellation of foreign exchange receipts for export and the verification of the import payment and foreign exchange cancellation. Foreign exchange earnings from capital accounts of domestic institutions shall be subject to the opening of foreign exchange accounts in designated foreign exchange banks in accordance with the relevant regulations of the State and shall be approved by the foreign exchange administrative authority if they are sold to designated foreign exchange banks.

On October 21, 2005, the State Administration of Foreign Exchange (“SAFE”) issued a Circular on the Relevant Issues Concerning Domestic Investors Financing through Overseas Special Purpose Vehicles and Foreign Exchange Management of Return Investment, namely Document No. 75, which came into effect on November 1, 2005. The term “special purpose company” as mentioned in the circular refers to an overseas company directly established or indirectly controlled for the purpose of overseas equity financing (including convertible bond financing) by a domestic resident legal person or a domestic resident natural person with the assets or equity of a domestic company held by it. The “return investment” in the circular refers to the direct investment activities carried out by domestic residents through the special purpose company, including but not limited to the following methods: purchasing or replacing the Chinese company’s equity in a domestic company, setting up a foreign-invested enterprise in the country and purchasing or negotiating the control of domestic assets through the company, negotiating the purchase of domestic assets, establishing a foreign-invested enterprise with the investment in the asset and increasing the capital of the domestic enterprise. The “domestic resident legal person” in the circular refers to a legal person and other economic organization legally established in China; “domestic resident natural person” refers to a natural person holding a legal ID card such as an ID card or passport of the PRC, or natural persons habitually residing in China because of economic interests although they do not have legal status in China. The term “control” in this circular refers to the acquisition, trust, holding, voting right, repurchase, convertible bonds, etc. of domestic residents to acquire the operating right, income right or decision-making right of a special purpose company or a domestic company. Before a domestic resident establishes or controls an overseas special purpose company, he must, with relevant materials, apply to the local foreign exchange branch and foreign exchange administration department (hereinafter referred to as the SAFE) to apply for foreign exchange registration procedures for overseas investment. Domestic residents who inject the assets or equity of domestic enterprises owned by them into special purpose companies or conduct overseas equity financing after injecting assets or equity into special purpose companies, must go through the formalities for the change in the foreign exchange registration of overseas investment in relation to their equity in the special purpose company and their changes, and they should provide relevant materials when handling. After injecting a special purpose company or investing in foreign equity financing after injecting assets or equity into a special purpose company, the company shall handle the foreign exchange registration change procedures for overseas investment in relation to the equity of the special purpose company and its changes and shall provide relevant material. After completing procedures for the foreign exchange registration and change of overseas investment in accordance with regulations, the domestic residents may pay special purpose companies for profits, dividends, liquidation, equity conversion, capital reduction, etc. If a special purpose company has any significant capital changes such as capital increase or reduction, equity transfer or replacement, merger or division, long-term equity or debt investment, external guarantee, etc. and does not involve return investment, the domestic residents must apply to SAFE for handling the change of foreign exchange registration of overseas investment or filing procedures within 30 days from the occurrence of major events. If a domestic resident set up or controlled a special purpose company abroad before the implementation of this notice and completed the return investment but failed to register the foreign investment registration of the foreign investment according to the provisions, he was required to go to the local SAFE to renew the foreign investment registration of the foreign investor before March 31, 2006 according to the provisions of this notice. After completing the renewing registration of foreign exchange registration of overseas investment, SAFE may handle foreign exchange registration procedures for foreign investment and foreign debt for the relevant domestic enterprise.

On August 29, 2008, SAFE issued a Circular on the Improvement of the Business Operations Related to Foreign Exchange Capital Payment and Foreign Exchange Capital Management of Foreign-invested Enterprises, that is, Circular No. 142. The circular indicates that the RMB funds received from the foreign exchange enterprise’s capital gains shall be used within the business scope approved by the government approval department. Unless otherwise specified, the RMB funds obtained through settlement shall not be used for domestic equity investment. Excluding commercial real estate investment enterprises, foreign-funded enterprises may not purchase domestic real estate that is not for their own use in the form of RMB funds obtained through capital settlement. The use of RMB funds from foreign exchange-funded enterprises for capital investment in securities shall be implemented in accordance with relevant state regulations.

On November 9, 2011, SAFE issued a circular on further clarifying and standardizing issues concerning the management of foreign exchange operations for certain capital accounts, namely Circular 45, which clarified the scope of application of Circular 142. The circular pointed out that foreign-invested enterprises must not use the RMB funds derived from the foreign exchange capital settlement for domestic equity investment. Foreign-invested enterprises with equity investment approved by the relevant competent authorities must use their foreign exchange capital and domestic Chinese-funded institutions must use the foreign exchange funds in the asset liquidation account for domestic equity investments, with reference to the principle of foreign exchange capital contribution management of foreign-invested companies. Foreign-funded enterprises must not issue entrusted loans, repay inter-enterprise loans (including third-party advances) or repay bank loans that are re-lending to third parties in the form of RMB funds derived from foreign exchange capital settlement. Foreign-funded enterprises may not, in principle, deliver various types of deposits in the form of RMB funds derived from foreign exchange capitalization. Funds in the dedicated deposit account may not be settled.

On July 4, 2014, SAFE issued a circular on the issues relating to the pilot reform of foreign exchange capital management of foreign-invested enterprises in certain regions (i.e., Circular 36). The circular pointed out that since August 4, 2014, pilot projects for the reform of the management of foreign exchange capital in foreign exchange enterprises will be carried out in some regions. The foreign exchange capital recognized in the capital contribution account of a foreign-invested enterprise through the foreign exchange administration where it is located can be processed at the bank according to the actual business needs of the enterprise. The capital of a foreign-invested enterprise and the RMB funds derived from its settlement of foreign exchange shall not be used for the following purposes:

(i) it shall not be used directly or indirectly for expenditures outside the scope of business operations or prohibited by national laws and regulations;

(ii) unless otherwise provided by laws and regulations, no direct or indirect investment in securities may be used;

(iii) may not directly or indirectly be used to issue RMB entrusted loans (except for business scope permits), repayment of inter-enterprise loans (including third-party advances), and repayment of bank-denominated loans that have been transferred to third parties; and

(iv) except for commercial investment in real estate companies, they may not be used to pay for the purchase of non-self-use real estate.

Also, on July 4, 2014, SAFE issued a circular on the related issues concerning the Domestic Residents’ Foreign Investment through Special Purpose Companies and Foreign Exchange Management for Return -. This is known as Document No. 37. Compared with Circular 75, Circular 37 further simplified and facilitated the cross-border capital transactions of domestic residents involved in investment and financing activities through special purpose companies. The circular stipulates that SAFE shall exercise registration management for the establishment of special purpose companies for domestic residents. Before a domestic resident can use the legal assets or rights at home and abroad to invest in a special purpose company, he shall apply to SAFE for the foreign exchange registration formalities for overseas investment. If the domestic residents’ profits and bonuses obtained from special purpose companies are transferred back to China, they shall be handled in accordance with the current regulations on foreign exchange management; if the foreign exchange income from capital changes is transferred back to China, they shall be handled in accordance with the foreign exchange management provisions for capital accounts.

On March 30, 2015, SAFE issued a notice on reforming the foreign exchange capital management of foreign-invested enterprises, namely, Circular No. 19, which took effect on June 1, 2015. The circular indicates that SAFE has decided to implement the reform of foreign exchange capital management of foreign-invested enterprises on a nation-wide basis after summarizing the pilot experience in previous regions. At the same time, Circular 142 and Circular 36 were repealed.

Regulations on Dividend Distribution

The primary regulations on dividend distribution of foreign-owned enterprises and Sino-foreign equity joint ventures include:

(i)

foreign Investment Law of the PRC (promulgated in 1986, amended in 2016);

(ii)

rules for the Implementation of Foreign-funded Enterprises Law of the PRC (promulgated in 1990, revised in 2014);

(iii)

law on Sino-Foreign Equity Joint Ventures of the PRC (promulgated in 1979, amended in 2016); and

(iv)

regulations for the Implementation of the Sino-Foreign Equity Joint Venture Law of the PRC (promulgated in 1983, Revised in 2014).

According to these regulations, foreign-invested enterprises in China shall pay dividends based on accumulated profits (if any) determined by Chinese accounting standards and regulations. In addition, these foreign-invested enterprises are required to withdraw 10% of their balance after taxation minus the balance after they have been used to confiscate losses and make up losses. When the cumulative amount exceeds 50% of the registered capital, they can no longer be withdrawn. These reserves cannot be distributed as cash dividends. The board of directors of a foreign-invested enterprise may decide to withdraw a portion of its after-tax profits as employee rewards and welfare funds to cover collective benefits such as employee non-recurring awards, subsidies and repairs of employee housing.

Regulations on Labor

According to the Labor Law of the PRC (promulgated in 1994, amended in 2009), Labor Contract Law of the PRC (promulgated in 2007, amended in 2012) and Implementation Regulations of the Labor Contract Law of the PRC (promulgated in 2008), it is stipulated that employers and laborers should establish labor contracts when they establish labor relations. The labor contract concluded according to law is binding, and employers and laborers shall perform the obligations stipulated in the labor contract. Where a labor relationship has been established and a written labor contract has not been concluded at the same time, a written labor contract shall be concluded within one month from the date of employment. Where an employer and a laborer conclude a labor contract prior to employment, the labor relationship shall be established from the date of employment. The state implements a minimum wage security system. The specific standards for minimum wages are stipulated by the people’s governments of provinces, autonomous regions and municipalities directly under the Central Government and reported to the State Council for the record. The employer’s payment of laborers’ wages must not be less than the local minimum wage standard. The employer must provide laborers with labor safety and hygiene conditions that are in compliance with the state regulations and necessary labor protection supplies. Workers engaged in occupational hazard operations should carry out regular health checks.

The provisions concerning the employment of foreigners in China are mainly based on the Regulations on the Administration of Employment of Foreigners in China jointly issued by the Ministry of Labor, the Ministry of Public Security, the Ministry of Foreign Affairs and the Ministry of Foreign Trade and Economic Cooperation on January 22, 1996, as amended on November 12, 2010 and March 13, 2017. The regulation states that employers employing foreigners must apply for employment permits for the foreigner. Foreigners can only be hired after obtaining permission and obtaining the Employment License for Foreigners of the PRC (hereinafter referred to as “permit”). Foreigners employed in China should enter the country on a Z-visa (if they have a mutual visa exemption agreement, they should be dealt with according to the agreement). After entering China and obtain the Foreigner’s Employment Permit (hereinafter referred to as “employment permit”), they will be able to obtain employment in China. Foreigners who have not obtained a residence permit (namely, those with F, L, C and G visas), foreigners studying in China or performing internships and dependents of foreigners holding a Z visa may not be employed in China. In exceptional circumstances, the employer may apply for a permit in accordance with the approval procedures stipulated in these Regulations. Foreigners employed with a permit to the public security agency change their status and apply for an employment permit or residence permit. Employing units and foreigners hired shall conclude labor contracts according to law. The duration of a labor contract must not exceed five years. When the employment contract signed between the foreigner and the employing unit expires, the employment permit will be invalid.

The circular concerning the Handling of Work Permits for Foreign Experts Coming to China issued by the State Administration of Foreign Experts Affairs on September 30, 2004, states that foreign experts hired to work in China should obtain the Work Permit for Foreign Experts to Come to China. Foreign experts applying for Work Permits for Foreign Experts to Work in China shall abide by Chinese laws and regulations, be in good health, have no criminal record and meet one of the following conditions:

(i) to implement intergovernmental agreements and agreements between international organizations, and foreign trade contracts, foreign professional skills or management personnel working for employment in China;

(ii) foreign professionals who are engaged in education, scientific research, journalism, publishing, culture, arts, health, sports, etc. in China;

(iii) appointed as a deputy general manager or above in an enterprise in China, or a foreign professional or technical person enjoying equal treatment;

(iv) foreign experts or human agency agencies accredited by the State Administration of Foreign Experts Affairs Representatives of nationalities; and

(v) applicants for work in the fields of economy, technology, engineering, trade, finance, accounting, taxation, tourism, etc., with special expertise, foreign professional skills or management personnel in short supply in China.

Foreign experts in paragraphs (ii) and (iii) shall have a bachelor’s degree or above and more than 5 years of relevant work experience. All units intending to hire foreign experts shall be entitled to Accreditation of Foreign Experts Units and obtain the Certificate of Employment of Foreign Expert Units. This certificate is the basic proof of foreign nationals applying for work permits, invitation letters, foreign expert certificates and residence procedures in China. The Provincial Foreign Experts Bureaus, State Council related ministries and commissions, and the directly-affiliated agencies’ foreign affairs divisions (bureaus) are responsible for the annual inspection work of the local or department according to the annual inspection notice issued by the State Administration of Foreign Experts Affairs and submit the regional annual inspection report to the State Administration of Foreign Experts Bureau by the end of December. The National Bureau of Foreign Experts conducts annual inspections of all eligible units from January 1 to January 31 every year.

According to the decision regarding the cancellation of 13 administrative licenses of the State Council issued by the State Council on February 13, 2016, the accreditation of foreign experts by the State Foreign Experts Bureau was cancelled.

On March 28, 2017, the State Administration of Foreign Experts Affairs, the Ministry of Human Resources and Social Security, the Ministry of Foreign Affairs and the Ministry of Public Security jointly issued a notice on the Full Implementation of the Work Permit System for Foreigners to Come to China. The circular states that foreigners allowed to work in China will receive Work Permits for Foreigners to Come to China to replace Foreigner Employment Permits and Foreign Experts to Work Permits in China since April 1, 2017.

Tax regulations

PRC corporate income tax.

On March 6, 2007, the National People’s Congress of the PRC issued the Corporate Income Tax Law of the PRC, which was implemented on January 1, 2008 and revised on February 24, 2017. The tax law stipulates that foreign-invested enterprises and domestic enterprises have an income tax rate of 25%. Small and low profit enterprises that meet certain conditions will be subject to a 20% income tax rate. Enterprises with high priority which need to be supported by the state are taxed at a reduced rate of 15%. On December 6, 2007, the State Council issued the Regulations on the Implementation of the Enterprise Income Tax Law of the PRC, which took effect on January 1, 2008.

On April 22, 2009, the State Administration of Taxation issued a notice on Relevant Issues of Overseas Registered Chinese-Funded Controlled Enterprises Recognized as Resident Enterprises on the Basis of Actual Management Institutional Standards, which became effective on January 1, 2008. The circular states that overseas Chinese-invested enterprises that meet the following conditions shall determine that they are resident companies of the actual administrative agency in China (hereinafter referred to as non-domestically registered resident enterprises), implement corresponding tax administration and collect corporate income tax on their income from inside and outside China:

(i)

the places where senior management personnel responsible for the implementation of daily production and operation management operations and their senior management departments perform their duties are mainly located in China;

(ii)

the company’s financial decisions (such as borrowings, lending, financing, financial risk management, etc.) and personnel decisions (such as appointments, dismissals, remunerations, etc.) are determined by institutions or personnel located in China or need to be approved by an organization or person located in China;

(iii)

the company’s main property, accounting book, company seal, board of directors and minutes of shareholders’ meetings, etc. are located or stored in China; and

(iv)

50% or more of the voting directors or senior executives of the corporation often reside in China.

On July 27, 2011, the State Administration of Taxation issued an announcement on the issuance of the Administrative Measures on the Income Tax of Overseas-registered Chinese-controlled Holding Enterprises (Trial), which took effect on September 1, 2011. The measure points out that non-domestic-registered resident enterprises shall, in accordance with relevant Chinese laws and regulations and regulations of the competent departments of finance and taxation under the State Council, formulate financial and accounting statements, and shall, within 15 days from the date of receipt of tax registration certificates, submit the enterprise’s financial and accounting systems or financial accounting, the handling methods and related information to the competent tax authorities for the record. Non-domiciled registered resident companies that obtain dividends, bonuses and other equity investment income derived from China, income from interest, rent, royalties, transfer of property income and other income, shall issue a copy of the company’s Certificate of Resident Identity of Overseas-registered Chinese-controlled Enterprises issued by the company. According to Article 26 of the Corporate Income Tax Law of the PRC and Articles 17, 18 and 91 of the Implementation Regulations on Enterprise Income Tax Law of the PRC, the following income of enterprises is tax exempt income:

(i)

interest income from government bonds;

(ii)

dividends, bonuses and other equity investment gains among eligible resident companies;

(iii)

non-resident enterprises that have established establishments in China obtain dividends, dividends, and other equity investment income from resident enterprises that are actually in contact with the institution or site; and

(iv)

income of qualified non-profit organizations.

The applicable tax rate for income obtained by non-resident enterprises is 20%. Corporate income tax on income earned by non-resident enterprises is levied at the rate of 10%. That is to say, general overseas companies transferring 10% of the corporate income tax shall be subject to the transfer of equity in Chinese enterprises or the dividend distribution of Chinese enterprises. However, if the non-resident enterprise is a resident enterprise belonging to a country or region that has signed a tax treaty or arrangement with China, it may enjoy preferential tax treaty provisions.

Small and micro enterprise income tax preferential policy

According to notice No. 13 (2019) on Implementing the Inclusive Tax Deduction Policy for Small and Micro Enterprises issued by the Ministry of Finance and State Administration of Taxation, the annual taxable income of small and micro-profit enterprises shall not exceed RMB 1 million, the taxable income shall be included in the taxable income of 25% and the enterprise income tax shall be paid at the rate of 20%. For the portion exceeding RMB 1 million but not exceeding RMB 3 million, the amount of taxable income shall be included in the reduction of 50%, and the enterprise income tax shall be paid at the rate of 20%. These small-scale and low-profit enterprises refer to enterprises engaged in the national non-restricted and prohibited industries, and at the same time complying with the three conditions of annual taxable income of not more than RMB 3 million, the number of employees not exceeding 300 and the total assets not exceeding RMB 50 million.

This notice is effective from January 1, 2019 to December 31, 2021.

PRC withholding tax.

Foreign enterprises have no institutions or places in China, but have obtained profits, interest, rent, royalties and other income from China, or have established institutions or places, but the above-mentioned income has no actual connection with institutions and places. The amount of income is subject to withholding income tax. In accordance with the accrued method, the payer (payer) pays the tax on the proceeds (payments) to the beneficiary (the payee). The withholding income tax belongs to personal income tax or corporate income tax, but it is only a source of income tax control. It is a taxation of a personal income tax or corporate income tax.

In 2008, China began to impose a dividend withholding income tax on foreign-invested enterprises at a tax rate of 20%, generally levied at 10%. Hong Kong, Macao, Singapore, Seychelles and others have signed tax treaties with China or have special taxes. The preferential national tax rate for the countries in the arrangement is as low as 5%. Therefore, when a Hong Kong company affiliated to the group obtains the after-tax profits distributed by the mainland Chinese company it invests, the mainland Chinese company must withhold and pay 5% of the withholding income tax.

In addition, Notice No.88 (2017) on “the Issues Concerning the Direct Investment of Foreign Investors in Distributing the Withholding Income Tax Policy” stipulates that foreign investors who meet the conditions of direct investment shall not be subject to withholding tax.

PRC Business Tax and Value-Added Tax (VAT).

On March 23, 2016, the Ministry of Finance and the State Administration of Taxation issued a circular on the Full Implementation of the Business Tax Levy of VAT Pilots. The circular indicates that since May 1, 2016, pilots for the change of business tax to VAT have been fully promoted throughout the country, and all business tax taxpayers, including Bao Feng, were included in the scope of the pilot and were changed from paying business tax to paying VAT. According to notice No.36 (2016) issued by the Ministry of Finance and the State Administration of Taxation, the Comprehensive Project replaces Business Tax with Value-added Tax. Bao Feng’s current value-added tax for business is 6% (general VAT taxpayer), and its branch companies’ value-added tax for business is 3% (small-scale VAT taxpayer).

According to notice No. 13 (2019), the VAT small-scale taxpayers with monthly sales of less than RMB 100,000 are exempt from VAT. The implementation date of this paper is from January 1, 2019 to December 31, 2021. According to the "Notice of the State Administration of Taxation on Issues Concerning the Exemption of Value-Added Tax for Small and Micro Enterprises" (State Administration of Taxation Announcement No. 52 of 2017, now abolished), from January 1, 2018 to December 31, 2020 sales of small-scale VAT taxpayers shall not exceed RMB 30,000 (tax payment of RMB 90,000 per quarter) and enjoy the preferential policy of exemption from VAT.

RISK FACTORS

Before investing in our ordinary shares, you should carefully consider the following risk factors, the other information included herein and the information included in our other reports and Filings.  Our business, financial condition and the trading price of our shares could be adversely affected by these and other risks.

Risks Related to the Company

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

The Company is in the process of developing its business and has a limited operating history. You should consider our future prospects in light of the risks and uncertainties experienced by early stage companies. Some of these risks and uncertainties relate to our ability to:

●	offer products of sufficient quality to attract and retain a larger customer base;
●	attract additional customers and increase spending per customer;
●	increase awareness of our products and continue to develop customer loyalty;
●	respond to competitive market conditions;
●	respond to changes in our regulatory environment;
●	maintain effective control of our costs and expenses;
●	raise sufficient capital to sustain and expand our business; and
●	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We envision a period of rapid growth that may impose a significant burden on our administrative and operational resources which, if not effectively managed, could impair our growth.

Our strategy envisions a period of rapid growth that may impose a significant burden on our administrative and operational resources. The growth of our business will require significant investments of capital and management’s close attention. Our ability to effectively manage our growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, research and development, IT, sales and marketing and other personnel; we may be unable to do so. In addition, our failure to successfully manage our growth could result in our sales not increasing commensurately with capital investments. If we are unable to successfully manage our growth, we may be unable to achieve our goals.

We may not be able to raise the additional capital necessary to execute our business strategy, which could result in the curtailment of our operations.

We will need to raise additional funds to fully fund our existing operations and for development and expansion of our business. We have no current arrangements with respect to sources of additional financing and the needed additional financing may not be available on commercially reasonable terms, on a timely basis or at all. The inability to obtain additional financing when needed would have a negative effect on us, including possibly requiring us to curtail our operations. If any future financing involves the sale of equity securities, the shares held by our shareholders could be substantially diluted. If we borrow money or issue debt securities, the Company will be subject to the risks associated with indebtedness, including the risk that interest rates may fluctuate and the possibility that it may not be able to pay principal and interest on the indebtedness when due. Insufficient funds would prevent us from implementing our business plan and would require us to delay, scale back or eliminate certain of our operations.

We will be required to hire and retain skilled managerial, research and development, IT and sales and marketing personnel.

Our continued success depends in large part on our ability to attract, train, motivate and retain qualified management, research and development, IT and sales and marketing personnel. Any failure to attract and retain the required personnel that are integral to our business may have a negative impact on our operations, which would have a negative impact on revenues. There can be no assurance that we will be able to attract and retain skilled persons and the loss of skilled personnel would adversely affect us.

We are dependent upon our officers and management for direction and the loss of any of these persons could adversely affect our operations and results.

We are dependent upon our officers for implementation of our proposed strategy and execution of our business plan. The loss of either of our officers could have a material adverse effect upon our results of operations and financial position. We do not maintain “key person” life insurance for either of our officers. The loss of either of our officers could delay or prevent the achievement of our business objectives.

We currently have only one operating subsidiary and one line of products.

We are a holding company with a total of four subsidiaries; however, at the current time only one of those subsidiaries, Bao Feng, is conducting operations. Although the Company plans to expand the marketing and sale of Bao Feng’s products into the international arena and to have a different subsidiary, ZhongYuan (HK), handle the international business, it is expected that China will remain our primary market. In addition, the products sold in the international market will be the same products developed by Bao Feng. Therefore, we will remain primarily dependent on Bao Feng for our revenue. If Bao Feng is not profitable, our business, results of operations and cash flows could be significantly and adversely affected.

We may be sued or become a party to litigation, which could require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be subject to a number of lawsuits from time to time arising in the ordinary course of our business. The expense of defending ourselves against such litigation may be significant. The amount of time to resolve these lawsuits is unpredictable and defending ourselves may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in such litigation could have a material adverse effect on our business, results of operations and cash flows.

Future sales of our securities, or the perception in the markets that these sales may occur, could depress our stock price.

Following the consummation of the Share Exchange, we have issued and outstanding 170,000,000 ordinary shares. None of these shares will be eligible for public sale and they may only be sold in the future if registered under the Securities Act or if the shareholder qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, or other applicable exemption. The market price of our capital stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors also could make it more difficult for us to raise capital or make acquisitions through the issuance of additional ordinary shares or other equity securities.

The ability of the Board of Directors of the Company to issue preferred shares and any anti-takeover provisions we adopt may depress the value of our ordinary shares.

Our Articles of Association authorize our Board of Directors to provide, out of unissued shares, for preferred shares in one or more classes or series within a class upon authority of the Board without further shareholder approval. While no preferred shares are currently issued or outstanding, we may issue preferred shares in the future. Any preferred shares issued in the future may rank senior to the ordinary shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company, or both, and any such preferred shares may have class or series voting rights. The future issuance of preferred shares could materially and adversely affect the rights of the holders of our ordinary shares and dilute the ordinary shareholders’ holdings.

In addition, the Board of Directors may, in the future, adopt anti-takeover measures. The authority of the Board of Directors to issue preferred shares and any future anti-takeover measures it may adopt may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the Company not approved by its Board of Directors.  As a result, the Company’s shareholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of the ordinary shares and the voting and other rights of the Company’s shareholders may also be affected.

Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China. Both of our directors and officers reside outside the United States and their assets are located outside of the United States. As a result, it may be difficult or impossible for a shareholder to bring an action against us or against these individuals in the Cayman Islands or in China in the event that a shareholder believes that his rights have been infringed under the securities laws or otherwise. Even if a shareholder is successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render the shareholder unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

There may be conflicts of interest between our management and our non-management shareholders.

Conflicts of interest create the risk that our officers and directors may have an incentive to act adversely to the interests of the Company. A conflict of interest may arise between our officers and directors’ personal pecuniary interests and their fiduciary duty to our shareholders.

We have never paid dividends on our shares.

We have never paid dividends on our shares and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the future trading price of our shares.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the future trading price of our shares.

We have identified material weaknesses in our internal control over financial reporting in the Company and in China Bio and its subsidiaries. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that we had the following material weaknesses in our internal control over financial reporting: (i) we have limited controls over information processing; (ii) we have inadequate segregation of duties; (iii) we do not have a formal audit committee with a financial expert; and (iv) we do not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines.

The Company uses a third-party independent contractor for the preparation of our financial statements in an effort to remediate the deficiency. The implementation of this initiative will not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third-party independent contractor is not involved in the day to day operations of the Company and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions.

Even if we develop effective internal controls over financial reporting, such controls may become inadequate due to changes in conditions, or the degree of compliance with such policies or procedures may deteriorate, which could result in the discovery of additional material weaknesses and deficiencies. In any event, the process of determining whether our existing internal control over financial reporting is compliant with Section 404 of the Sarbanes-Oxley Act (“Section 404”) and is sufficiently effective requires the investment of substantial time and resources by our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to establish effective controls over financial reporting. The determination of whether or not our internal controls are sufficient, and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of additional outside consultants. We may also fail to timely complete our evaluation, testing and any remediation required to comply with Section 404.

We are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. However, for as long as we are a “smaller reporting company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. While we could be a smaller reporting company for an indefinite amount of time, and thus relieved of the above-mentioned attestation requirement, an independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management’s assessment might not. Such undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

Our independent auditors have issued audit opinions for China Bio and Bao Feng, which include a statement describing their going concern status. Their financial status creates a doubt whether China Bio and Bao Feng, and therefore the Company, will continue as going concerns.

Our auditors have issued going concern opinions regarding China Bio and Bao Feng. This means there is substantial doubt as to whether they can continue as ongoing businesses for the next twelve months. The financial statements do not include any adjustments that might result from the uncertainty regarding their ability to continue in business. As such, since Bao Feng is currently our only operating subsidiary, we may have to cease operations and investors could lose part or all of their investment in our company.

To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company are, or will be, located in China, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued audit opinions on the financial statements included in this Form 6-K and will issue audit reports related to the Company in the future. As the auditor of a company filing reports with the SEC and as a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, to the extent that our auditor’s work papers are or become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditors through such inspections.

Risks Related to the Business of Bao Feng

Our business depends on the market recognition of our brand. If we are not able to maintain our reputation and enhance our brand recognition, our business and operating results may be materially and adversely affected.

The quality and acceptance of our products will determine whether our brand becomes recognized as a leading brand in the industry. We believe that market recognition of our brand is a key factor to ensuring our future success. As we continue to grow in size and broaden the scope of our product offerings, however, it may become increasingly difficult to maintain the quality and consistency of the products we offer, which may negatively impact our brand and the popularity of our products offered thereunder.

Our brand value will also be affected by customer perceptions. Those perceptions are affected by a number of factors, some of which are based on first-hand observation of our product quality and effectiveness while others may be based on indirect information from media or other sources. Incidents and any negative publicity related thereto, even if factually incorrect, may lead to significant deterioration of our brand image and reputation, and consequently negatively affect customers’ interest in our products, as well as top-notch sales and marketing personnel’s interest in being associated with our brand. Particularly in the age of digital media and social network, impacts of negative publicity associated with any single incident could be easily amplified and potentially cause impacts that go beyond our estimation or control.

In addition, scientific studies on health products are constantly evolving and new or innovative conclusions on effectiveness may affect customers’ perception of our products. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our products, it may be difficult to maintain and grow our customer base and distribution channels, and our business and growth prospects may be materially and adversely affected.

We may face increasing competition in our industry and may not be able to successfully compete with our competitors.

Our business is in an industry that we expect to become increasingly competitive, and many of our competitors, both local and international, may have substantially greater technical, financial and marketing resources than we have.  As a result, we may be unable to compete successfully with these competitors.  As competition increases, we may also face pressures on pricing which could result in lower margins.  Lower margins may affect our ability to cover our costs, which could have a material negative impact on our operations and our business.

We may not be successful in introducing new products or enhancing our existing products.

We currently offer 4 health supplement products, plus our acer truncatum seedlings. We intend to continue developing new products, as well as further enhancing our existing products. This process is subject to risks and uncertainties, such as unexpected technical, regulatory, operational, logistical or other problems that could delay the process temporarily or permanently. Moreover, we cannot assure you that any of these new products or enhancements of existing products will fulfill customer needs, match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate incremental revenues.

In addition, introducing new products or enhancing existing products requires us to make various investments in research and development, incur personnel expenses and potentially reallocate other resources. If we are unable to develop new products or cannot do so in a cost-effective manner or are otherwise unable to manage effectively the operations of those products, our financial condition and results of operations could be adversely affected.

Our business is affected by global, national and local economic conditions, as the products we sell are discretionary.

We depend upon factors relating to discretionary consumer spending in China. These factors include economic conditions, consumers, employment rates, the amounts of consumers' disposable income, business conditions, interest rates, consumer debt, availability of credit and applicable taxation in regional and local markets where we sell our products. There can be no assurance that consumer spending for our products will not be adversely affected by changes in economic conditions.

Our ability to establish effective marketing and advertising campaigns is the key to our success.

 Our advertisements promote our products and the pricing of such products. If we are unable to increase awareness of our brands and our products, we may not be able to attract new customers. Our marketing activities may not be successful in promoting or pricing our products or retaining and enlarging our customer base. We cannot assure you that our marketing programs will be adequate to support our future growth, which may lead to material adverse effects on our results of operations.

Consumer preferences in the health care industry change rapidly and are difficult to predict.

The success of our business depends on our ability to anticipate accurately and respond to future changes in consumer demand, maintain the correct inventory, deliver the appropriate products at the right prices and purchase at minimum costs. We must optimize our product selection and inventory based on consumer preferences and sales trends. If we fail to anticipate, identify or react appropriately to changes in consumer demand, we could experience excess inventories, higher than normal markdowns or be unable to sell the products, which will reduce our revenue, financial position and results of operations.

While we must maintain sufficient inventory to operate our business successfully and meet our customers' demands, we must be careful to not overstock.

Changing consumer demands and uncertainty surrounding new product launches expose us to increasing inventory risks. Demand for products can change rapidly and unexpectedly, including the back order time and availability for sale. We carry five different products for which we must maintain sufficient inventory amounts. In the event that consumer demand for certain of our products decreases, we may be unable to sell our inventory of those products. Our inventory holding costs will increase if we maintain excess inventory. However, if we do not have sufficient inventory to fulfill customer orders, we may lose orders or customers, which may adversely affect our business, financial condition and results of operations. We cannot assure you that we can accurately predict consumer demand and events and avoid over-stocking or under-stocking products.

We primarily depend on a few products for our revenue.

We currently rely on five products, including our acer truncatum seedlings, for our revenue. We do not currently have any other products that we could rely on to support our operations if we were to experience any difficulty with the manufacture, marketing, sale or distribution of these product lines. If we are unable to sustain or increase the price or sales levels for these product lines, our business could be harmed.

If we are to expand our product offerings, or if we experience increased capital requirements for any reason, we may need to raise additional capital.

We primarily depend on our Neuro Enhancer product line for 70% of our revenue. We may decide to expand our product portfolio, which would entail increased research and development expenses. If cash generated from operations is insufficient to satisfy our requirements in this regard, we may need to raise additional capital. If we are unable to raise additional required capital in a timely manner, or on acceptable terms, we could be forced to reduce our growth plans.  There can be no assurance that additional capital will be available to us or that it will be available on acceptable terms.

We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales To These Customers Will Continue.  If Sales To These Customers Do Not Continue, Then Our Sales Revenue Will Decline And Our Business Will Be Negatively Impacted.

During the fiscal year ended March 31, 2019, two customers accounted for 31% of our sales. Those same two customers accounted for 49% and 13.6% of Bao Feng’s sales during the fiscal years ended March 31, 2018 and 2017, respectively. We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. The loss of either of our two largest customers would have a material negative impact on our sales revenue and our business. There can be no assurance that we would be able to compensate for the loss of either of these major customers.

Product liability claims could adversely affect our business.

As a manufacturer of products that are ingested, we could face product liability claims if, among other things, our products are alleged to result in injury to a consumer. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business.

In addition, any product liability claim or adverse side effects, even if caused by improper use of our products we sell, may result in adverse publicity regarding us and our products, which would harm our reputation.

If we fail to protect our trademarks and trade names, then our ability to compete could be negatively affected, which would harm our financial condition and operating results.

The market for our products depends to a significant extent upon the goodwill associated with our trademarks and trade names. We own the material trademark and trade name rights used in connection with the packaging, marketing and distribution of our products in the markets where those products are sold. Therefore, trademark and trade name protection is important to our business. Our trademarks are registered in China, and Chinese law may not protect our intellectual property rights to the same extent as the laws of the United States. The loss or infringement of our trademarks or trade names could impair the goodwill associated with our brands and harm our reputation, which would harm our financial condition and operating results.

There is limited protection of intellectual property available under Chinese law. Accordingly, we face the risk in China that unauthorized parties may attempt to copy or otherwise obtain or use our trademarks, copyrights, product formulations or other intellectual property. Further, because Chinese commercial law is relatively undeveloped, we may have limited legal recourse in the event we encounter significant difficulties with intellectual property theft or infringement. As a result, we cannot assure you that we will be able to adequately protect our product formulations or other intellectual property.

Our manufacturing activity is subject to certain risks.

We manufacture all of our products, other than our acer truncatum seedlings, through contractual arrangements with various manufacturers. As a result, we are dependent upon the uninterrupted and efficient operation of their manufacturing facilities, over which we have no control. In addition, our acer truncatum trees are grown on several tree farms in Inner Mongolia and Liaoning Province, in China. The facilities manufacturing our products and the tree farms at which our acer truncatum trees are grown are subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood or other natural or man-made disasters, and the manufacturing facilities are also subject to the risk of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt their operations and could have a material adverse effect on our results of operations and financial condition.

Cyber security risks and the failure to maintain the integrity of data belonging to our company, employees and customers could expose us to data loss, litigation and liability, and our reputation could be significantly harmed.

We collect and retain large volumes of data relating to our business and from our employees and customers for business purposes, including for transactional and promotional purposes, and our various information technology systems enter, process, summarize and report such data. The integrity and protection of this data is critical to our business. We are subject to significant security and privacy regulations, as well as requirements imposed by the credit card industry. Maintaining compliance with these evolving regulations and requirements could be difficult and may increase our expenses. In addition, a penetrated or compromised data system or the intentional, inadvertent or negligent release or disclosure of data could result in theft, loss or fraudulent or unlawful use of data relating to our company or our employees, independent distributors or customers, which could harm our reputation, disrupt our operations, or result in remedial and other costs, fines or lawsuits.

Difficulties in registering our products for sale in Mainland China could have a material adverse effect on our results of operations and financial condition.

Although Bao Feng has obtained all required approval documents for its current products, which are considered dietary supplements, if it expands into the medical market, it will need to apply for medical qualifications. This process may involve an extended period of time and significant man-hours and may delay us from offering new medical products for sale or prevent us from launching new product initiatives.

For example, products marketed in China as “health foods” or for which certain claims are used are subject to “blue cap” or “blue hat” registrations, which involve extensive laboratory and clinical analysis by governmental authorities.  This registration process can take anywhere from 18 months to 3 years, but may be substantially longer. We currently market dietary supplements.  However, if government officials should determine that our products should be categorized as health foods, this could end or limit our ability to market such products in China and have a material adverse effect on our results of operations and financial condition.

Risks related to the People’s Republic of China

The Chinese government may exert substantial influence over the manner in which we conduct our business operations in China.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to conduct our operations in China may be harmed by changes in its laws and regulations, including those relating to regulation of the health product industry, taxation, import and export tariffs, environmental regulations, land use rights, property ownership and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future could have a significant effect on us and our business.

China’s economic policies could affect our business.

Substantially all of our assets are located in China and substantially all of our revenue is currently derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

While China’s economy has experienced significant growth over the past decades, growth has been irregular, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises; however, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Fluctuation of the RMB may affect our financial condition by affecting the volume of cross-border money flow.

The value of the RMB fluctuates and is subject to changes in the PRC’s political and economic conditions. Since July 2005, the conversion of RMB into foreign currencies, including USD, has been based on rates set by the People’s Bank of China which are set based upon the interbank foreign exchange market rates and current exchange rates of a basket of currencies on the world financial markets.

We may face obstacles from the communist system in the PRC.

Foreign companies conducting operations in the PRC face significant political, economic and legal risks. The communist regime in the PRC may hinder Western investment.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has been deficient in Western style management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

Because our assets and operations are located in China, you may have difficulty enforcing any civil liabilities against us under the securities and other laws of the United States or any state.

We are a holding company, and all of our assets are located in the PRC. In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these non-residents, or to enforce against them judgments obtained in United States courts, including judgments based upon the civil liability provisions of the securities laws of the United States or any state.

There is uncertainty as to whether courts of the PRC would enforce:

●	Judgments of United States courts obtained against us or these non-residents based on the civil liability provisions of the securities laws of the United States or any state; or

●	In original actions brought in the PRC, liabilities against us or non-residents predicated upon the securities laws of the United States or any state.

Enforcement of a foreign judgment in the PRC also may be limited or otherwise affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

The PRC legal system embodies uncertainties, which could limit law enforcement availability.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 3 decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiary and affiliate is subject to PRC laws and regulations. However, these laws and regulations change frequently, and the interpretation and enforcement involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protection that we are entitled to by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive in more developed legal systems. Such uncertainties, including the inability to enforce our contracts, could affect our business and operation. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement, including our ability to enforce our agreements.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary as a foreign invested enterprise, or FIE, is also required to further set aside a portion of its after-tax profit to fund an employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Changes to PRC tax laws may subject us to greater taxes.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

Risks Related to the Company’s Shares

There is currently no trading market for our shares.

There currently is no trading market for our shares. Our outstanding shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations in the United States. These restrictions will limit the ability of our shareholders to liquidate their investment.

We intend to file a registration statement under the Securities Act to register shares for resale in the United States. Assuming that the SEC declares our registration statement effective, we will seek to identify a market maker to apply for our shares to be admitted to quotation on the OTC Markets. We cannot assure you that we will be able to file and have declared effective the registration statement for resale of our shares, that we will identify a market maker that will file such application or that, if the shares are admitted to quotation, a public market will ever develop. There is no guarantee that our shares will ever be quoted on the OTC Markets or any exchange. Furthermore, you will likely not be able to sell your securities if a regular trading market for our securities does not develop and we cannot predict the extent, if any, to which investor interest will lead to the development of a viable trading market in our shares. We expect the initial market for our shares to be limited, if a market develops at all. Even if a limited trading market does develop, there is a risk that the absence of potential buyers will prevent any potential sellers from selling their shares.

It is likely that there will be significant volatility in the trading price of our shares.

In the event that a public market for our ordinary shares is created or maintained in the future, market prices for the shares will be influenced by many factors and will be subject to significant fluctuations in response to variations in operating results of Bao Feng and other factors. Our stock price will also be affected by the trading price of the stock of our competitors, investor perceptions of Bao Feng, interest rates, general economic conditions and those specific to our industry, developments with regard to Bao Feng’s operations and activities, our future financial condition and changes in our management.

Risks relating to low priced stocks.

The Company’s ordinary shares are not quoted and traded on the OTC Markets, and the price at which the shares will trade in the future cannot currently be estimated. There can be no assurance that trading will be commenced or sustained, although management intends to take such actions as are necessary to initiate trading on the OTC Markets. The trading price of the shares will most likely be below $5.00. If our shares trade below $5.00 per share, trading in the shares may be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions) and a two business day “cooling off period” before broker-dealers can effect transactions in penny stocks. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. These, and the other burdens imposed upon broker-dealers by the penny stock requirements, could discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and the ability of holders of our shares to sell them.

We are controlled by Zhong Yuan Investment, whose interest may differ from those of the other shareholders.

As of the date of this filing, Zhong Yuan Investment is the record and beneficial owner of 95% of our ordinary shares. Zhong Yuan Investment is owned of record by Yau Sing Tang, our CFO and director, in trust for the benefit of five parties, one of whom is Ting Ting Chang, our Chief Executive Officer and director, and another of whom is Xianyang Chen, Bao Feng’s Chief Technical Officer. However, Mr. Tang is the sole director of Zhong Yuan Investment and, as such, Mr. Tang holds sole voting power over the shares held by it. Zhong Yuan Investment is in a position to elect the Board of Directors and to control the business and affairs of the Company including significant corporate actions such as mergers and acquisitions, the sale or purchase of assets and the issuance and sale of our securities. The Company also may be prevented from entering into transactions that could be beneficial to the Company's other shareholders. The interest of our largest shareholder may differ from the interests of our other shareholders.

Our principal shareholder may engage in a transaction to cause the Company to repurchase its ordinary shares.

In order to provide an interest in the Company to a third party, our principal shareholder may choose to cause the Company to sell Company securities to third parties, with the proceeds of such sale being utilized by the Company to repurchase its ordinary shares. As a result of such transaction, our management, principal shareholders and Board of Directors may change.

This report on Form 20-F contains forward-looking statements and information relating to us, our industry and other businesses.

The forward-looking statements contained in this Report are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this Report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events.

Certain Legal Consequences of Foreign Incorporation and Operations

Judgments against the Company and management may be difficult to obtain or enforce.

We are organized as an exempted company under the laws of the Cayman Islands and our principal executive offices are located in Hong Kong.  Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of United States federal securities laws.  In addition, both of our officers and directors reside outside the United States, and their assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon them or to enforce against the Company or them judgments predicated upon the liability provisions of United States federal securities laws.  Our Hong Kong counsel and our Cayman Islands counsel have advised that there is substantial doubt as to the enforceability against us or our officers and directors in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of United States federal securities laws.

No treaty exists between Hong Kong or the Cayman Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the Cayman Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the Cayman Islands for recovery of this debt. A Hong Kong or Cayman Islands court will only accept a foreign judgment as evidence of a debt due if:

•

the judgment is for a liquidated amount in a civil matter;

•

the judgment is final and conclusive;

•

the judgment is not, directly or indirectly, for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given);

•

the judgment was not obtained by actual or constructive fraud or duress;

•

the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the Cayman Islands;

•

the proceedings in which the judgment was obtained were not contrary to natural justice (i.e., the concept of fair adjudication);

•

the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the Cayman Islands;

•

the person against whom the judgment is given is subject to the jurisdiction of a foreign court; and

•

the judgment is not on a claim for contribution in respect of damages awarded by a judgment, which fall under Section 7 of the Protection of Trading Interests Ordinance, Chapter 7 of the Laws of Hong Kong.

Enforcement of a foreign judgment in Hong Kong or the Cayman Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors’ rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

Because we are incorporated in the Cayman Islands, you may not have the same protections as shareholders of U.S. corporations.

We are organized under the laws of the Cayman Islands. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholder and the rights of our shareholders differ from, and may not be as protective of shareholders as, those that would apply if we were incorporated in a jurisdiction within the United States. Our directors have the power to take certain actions without shareholder approval, including amending our Memorandum or Articles of Association, which are the terms used in the Cayman Islands for a corporation’s charter and bylaws, respectively, and approving certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations and the sale or transfer of assets.  In addition, there is doubt that the courts of the Cayman Islands would enforce liabilities predicated upon United States federal securities laws.

Our shareholders do not have the same protections or information generally available to shareholders of U.S. corporations because the reporting requirements for foreign private issuers are more limited than those applicable to public corporations organized in the United States.

We are a foreign private issuer within the meaning of rules promulgated under the Exchange Act.  We are not subject to certain provisions of the Exchange Act applicable to United States public companies, including:  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within six months or less).  Because we are not subject to these rules, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.

Our Board’s ability to amend our Memorandum and Articles of Association without shareholder approval could have anti-takeover effects that could prevent a change in control.

As permitted by the laws of the Cayman Islands, our Memorandum and Articles of Association may be amended by our Board of Directors without shareholder approval.  This includes amendments to increase or reduce our authorized capital stock.  Our Board’s ability to amend our charter documents without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company, including a tender offer to purchase our ordinary shares at a premium over the current market price.

SELECTED FINANCIAL DATA

You should read the summary financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition or Plan of Operations.” The financial data of China Bio for the years ended March 31, 2019 and 2018 are derived from the audited consolidated financial statements and the notes appearing in Exhibit 99.1 hereto. The financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). The historical results are not necessarily indicative of the results to be expected for any future period.

China Bio-Technology Holdings Limited

Statement of Operations Data

(in US$)

	Year ended March 31,
	2019	2018

NET SALES	$1,217,588	$259,541

Gross profit	896,752	195,027

Operating income (loss)	312,136	(402,051)

Total other income (expenses), net	(16,041)	13,444

Income (loss) before income taxes	296,095	(388,607)

Income tax expense	(15,912)	—

Net income (loss)	280,183	(388,607)

Other comprehensive income
Foreign currency translation adjustment	8,701	57,452

Comprehensive income (loss)	$288,884	$(331,155)

Earnings per common share
- Basic and fully diluted	$2,801.83	$(3,886.07)

Weighted average number of common shares outstanding
- Basic and fully diluted	100	100

BALANCE OF PAGE LEFT BLANK INTENTIONALLY

Balance Sheet Data

(in US$)

	March 31,
	2019	2018
Assets
Total current assets	1,866,375	1,544,917

Total assets	$1,875,718	$1,558,741

Liabilities and stockholders' equity
Total current liabilities	423,647	395,554

Total liabilities	423,647	395,554

Stockholders' equity
Common stock, $1 par; 1,000,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid-in capital	1,451,250	1,451,250
Retained earnings (accumulated losses)	(126,948)	(407,131)
Accumulated other comprehensive income	127,669	118,968
Total stockholders' equity	1,452,071	1,163,187

Total liabilities and stockholders' equity	$1,875,718	$1,558,741

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion and analysis of the results of operations for the fiscal year ended March 31, 2019, and the financial condition as of March 31, 2019, of China Bio should be read in conjunction with “Selected Financial Data” and China Bio’s financial statements and the notes to those financial statements that are included elsewhere in this Report on Form 6-K. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and “Business” sections in this Report. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could” and similar expressions to identify forward-looking statements.

OVERVIEW

The Company was originally incorporated in Delaware as “Agate Island Acquisition Corporation” on April 4, 2016 to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. On March 13, 2017, the Company’s name was changed to China Biotech Holdings Limited in anticipation of entering into a transaction with a company in China engaged in the Biopharma or Biotech industry. Effective August 21, 2018, the Company was redomiciled from Delaware to the Cayman Islands by merging into its wholly-owned Cayman Islands subsidiary, Zhong Yuan Bio-Technology Holdings Limited (the “Redomicile Merger”). As a result of the Redomicile Merger, the Company’s name was changed to Zhong Yuan Bio-Technology Holdings Limited.

On August 31, 2019, the Company closed on a Share Exchange Agreement with Zhong Yuan Investment whereby the Company acquired all of the outstanding common stock of China Bio in exchange for the issuance of our ordinary shares to Zhong Yuan Investment. Pursuant to the Share Exchange Agreement, China Bio became our wholly owned subsidiary and Zhong Yuan Investment became the owner of approximately 95% of our outstanding shares.

Immediately prior to the Share Exchange, the Company was a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) with nominal assets and no business operations. The acquisition of China Bio by the Company will be accounted for as a reverse merger because on a post-merger basis, the former shareholder of China Bio held a majority of our outstanding ordinary shares on a voting and fully diluted basis. As a result of the Share Exchange, the Company is engaged in the business of developing and marketing nervonic acid-based health supplements and sales of acer truncatum seedlings through its sole operating subsidiary, Bao Feng, and management of the Company believes that the Company is no longer a shell company.

Bao Feng was incorporated under the laws of the PRC on August 30, 2012.

For purposes of the following discussion and analysis, references to ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refers to Bao Feng.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our financial statements in conformity with U.S. GAAP, which requires management to make certain estimates and apply judgments. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our condensed financial statements. Actual results could differ from those estimates made by management.

We believe that of our significant accounting policies, which are described in note 2 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity.  Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

Revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) product delivery has occurred or the services have been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

The Company generates its revenue primarily from the sales of health care supplements. Sales of products are generally recognized when title transfers and the risks and rewards of ownership have passed to customers and when the selling price has been fixed and collectability is reasonably assured. The Company does not provide its customers with the right of return (except for quality), after-sale warranty or price protection. There are no customer acceptance provisions associated with the Company’s products.

The Company is subject to value added tax at 17% on the revenues earned for products sold in the PRC. The Company presents its revenue net of value added and other taxes, sales discounts and returns. There were insignificant product returns for the two years ended March 31, 2019 and hence no provision has been made for sales returns as of March 31, 2019 and 2018, respectively.

Concentrations of Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2019 and 2018, the aggregate amount of cash of $5,377 and $948, respectively, were held at major financial institutions in the PRC, where there currently is no rule or regulation requiring the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s and supplier’s financial condition, credit history and current economic conditions.

Foreign Currency Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies, which require certain supporting documentation in order to effect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, April 2016, May 2016 and December 2016, the FASB issued ASU 2014-09 (ASC Topic 606), Revenue from Contracts with Customers, ASU 2016-10 (ASC Topic 606) Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing, ASU 2016-12 (ASC Topic 606) Revenue from Contracts with Customers, Narrow-Scope Improvements and Practical Expedients, and ASU 2016-20 (ASC Topic 606) Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, respectively. ASC Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the guidance in ASC Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. ASC Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfil a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015-14 (ASC Topic 606) Revenue from Contracts with Customers, Deferral of the Effective Date, deferring the effective date of the new revenue recognition standard by one year. Based on the Board’s decision, public organizations should apply the new revenue standard to annual reporting periods beginning after December 15, 2017. Non-public organizations should apply the new revenue standard to annual reporting periods beginning after December 15, 2018. The Company has evaluated the impact of ASC 606 and has determined that the Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC Topic 606, therefore, the impact of the adoption is immaterial on its consolidated financial statements and disclosures.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective approach is required. In January 2018, the FASB issued ASU 2018-01, Leases: Land Easement Practical Expedient for Transition. This ASU clarifies the accounting and reporting of land easements. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” (“ASU 2018-10”), to clarify how to apply certain aspects of the new lease accounting standard. The amendments in this update, among other things, better articulates the requirement for a lessee’s reassessment of lease classification as of the effective date of a modification, clarifies that a change to an index or rate for variable lease payments does not constitute a resolution of a contingency that would result in the remeasurement of lease payments, and requires entities that apply Topic 842 retrospectively to each reporting period and do not adopt the practical expedients to write off any prior unamortized initial direct costs that do not meet the definition under Topic 842 to equity. The amendments in this update have the same effective date and transition requirements as the new lease standard summarized above. Also, in July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements,” (“ASU 2018-11”), to provide an additional transition method. An entity can now elect not to present comparative financial information under Topic 842 if it recognizes a cumulative-effect adjustment to retained earnings upon adoption. The Company intends to make this election. The amendments in these update are effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those years, with early adoption permitted. The Company has performed an assessment of the impact of the adoption of the amendments in these updates on the Company’s consolidated financial position and results of operations for the Company’s leases, which primarily consist of operating leases for office space and equipment. Based on that assessment, the Company has established that the adoption of Topic 842 will result in the recognition of a significant increase to the balance sheet for right-of-use assets and lease liabilities based on the present value of future minimum lease payments. Also, the impacts from the adoption of Topic 842 to the Company’s accumulated deficit and to consolidated results of operations are not expected to be material.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Non-public Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The amendments in ASU 2017-11 change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The adoption of ASU 2017-11 which will become effective for annual periods beginning after December 15, 2018 and for interim periods within those annual periods. The Company does not expect that the adoption of this guidance will have a material impact on its audited consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820):  Disclosure Framework -Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”).  The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement.  In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU No. 2018-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its financial statements, but does not expect the adoption of ASU No. 2018-13 to have a material impact on its audited consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

The Company reviews new accounting standards as issued.  Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

RESULTS OF OPERATIONS – CHINA BIO-TECHNOLOGY HOLDINGS LIMITED

The following discussion should be read in conjunction with the consolidated financial statements of China Bio-Technology Holdings Limited attached hereto as Exhibit 99.1.

For the Year Ended March 31, 2019

Revenue

China Bio’s revenue increased by $958,047, or 369%, from $259,541 for the fiscal year ended March 31, 2018 to $1,217,588 for the fiscal year ended March 31, 2019.  This increase was primarily the result of increased distribution channels. The company conducts business operations solely through its subsidiary, Bao Feng, in the PRC.

Gross Profit

Gross profit as a percentage of revenue was 73.6% during the fiscal year ended March 31, 2019, as compared to 75.1% during the fiscal year ended March 31, 2018.  The similar level of gross margin was primarily the result of having the same cost structure for the two years.

Operating Income/(Loss)

Operating income/(loss) increased by $89,916, or 22.4%, from a loss of $402,051 for the fiscal year ended March 31, 2018 to income of $312,136 for the fiscal year ended March 31, 2019.  This increase was primarily due to a 6.9% decrease in general and administrative expenses, which resulted from increased efficiency as employees gained operational experience.

Net Income/(Loss)

As a result of the factors described above, consolidated net income increased from a net loss of $388,607 for the fiscal year ended March 31, 2018 to net income of $280,183 for the fiscal year ended March 31, 2019, an increase in income of $668,790.

Other Income/(Expense), Net

Other income, net decreased approximately $29,485 or 219.3% from net income of $13,444 for the fiscal year ended March 31, 2018 to net expenses of $16,041 for the fiscal year ended March 31, 2019.  The decrease was primarily the result of a 98.1% decrease in other income, which resulted from the cessation in 2019 of sales of a book, Chinese Acer Truncatum, which produced other income in 2018, and a 717.4% increase in interest expense, which resulted from loans made to the company by a director.

Liquidity and Capital Resources

Sources of Liquidity

During the year ended March 31, 2019, $343,335 net cash was provided by operating activities, $342,706 was used in investing activities and $2,856 was used in financing activities. The resulting increase in cash for the year was $4,429. The cash and cash equivalents balance on March 31, 2019 was $5,377.

As of March 31, 2019, China Bio had $423,647 in total liabilities, which was primarily comprised of short term loans of $206,070 and accrued expenses and other payables of $150,181.

China Bio had revenues of $1,217,588 and net income of $280,183 for the fiscal year ended March 31, 2019. In addition, China Bio had working capital of $1,442,718 and stockholders' equity of $1,452,071.

Off-Balance Sheet Arrangements

China Bio does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, China Bio is not required to provide this information.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of the Company’s ordinary shares beneficially owned as of immediately prior to and immediately after the Share Exchange by (i) those persons or groups known to beneficially own more than 5% of our ordinary shares immediately prior to the Share Exchange; (ii) those persons or groups known to beneficially own more than 5% of our ordinary shares immediately after the Share Exchange; (iii) each executive officer and director immediately prior to and immediately following the close of the Share Exchange; and (iv) all directors and executive officers immediately prior to and immediately following the Share Exchange, as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

	Before the Share Exchange		After the Share Exchange
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class(1)	Number of Shares Beneficially Owned	Percent of Class(2)
Officers and Directors:

TingTing Chang	8,000,000	94.12%	40,300,000(3)	23.71%
Yau Sing Tang	0	0%	161,500,000(4)	95%
All executive officers and directors (2 persons)	8,000,000	94.12%	169,500,000	99.71%

5% Beneficial Owners:

Zhong Yuan Investment Limited(5)	0	0%	161,500,000	95.00%
Yu Chang	0	0%	67,184,000(6)	39.52%
Prime Legend Limited	0	0%	32,300,000(7)	19.00%
Xianyang Chen	0	0%	25,840,000(8)	15.20%

(1)  Based on 8,500,000 shares outstanding immediately prior to the Share Exchange

(2)  Based on 170,000,000 shares outstanding immediately after the Share Exchange

(3)  Consists of 8,000,000 shares held directly and 40,375,000 shares held of record by Zhong Yuan Investment Limited

(4)  As sole director of Zhoong Yuan Investment, Mr. Tang holds sole voting and investment power over the shares held of record by that entity.

(5)  Zhong Yuan Investment is owned of record by Yau Sing Tang in trust for the benefit of Ting Ting Chang, our Chief Executive Officer (20%), Xianyang Chen, Bao Feng’s Chief Technical Officer (16%), Yu Chang (41.6%), Shuju Chen (2.4%) and Prime Legend Limited (20%).

(6)  Held of record by Zhong Yuan Investment Limited

(7)  Held of record by Zhong Yuan Investment Limited.  Prime Legend Limited is 100% owned by Pang Fung Ming, Yau Sing Tang’s wife.  Mr. Tang disclaims beneficial ownership of those shares except through his position as sole director of Zhong Yuan Investment.

(8)  Held of record by Zhong Yuan Investment Limited

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The names, titles and ages of the members of the Company’s and Bao Feng’s Boards of Directors and their executive officers as of the date of this Report are as set forth in the below tables. There are no family relationships among any of the directors or executive officers.

There was no agreement or understanding between the Company and any director or executive officer pursuant to which he or she was selected as an officer or director.

Officers, Directors and Key Employees of the Company

Name	Age	Position
Ting Ting Chang	29	Chief Executive Officer and Director
Yau Sing Tang	45	Chief Financial Officer and Director

Ms. Chang serves as our Chief Executive Officer and director, and has held those positions since May 4, 2017. Since 2013, Ms. Chang has worked at Beijing Acer Truncatum Century Agricultural Science and Technology Co., Limited ("Beijing Acer"), which changed its name to Bao Feng Bio-Technology (Beijing) Limited in August 2017. From 2013 to 2016, she served as Beijing Acer's sales manager responsible for planning, implementing and directing the sales activities of the company including developing strategic plans, budget preparation and coordination of the sales teams. From 2016 to the present, Ms. Chang has served as Beijing Acer's Chief Executive Officer responsible for setting strategy and direction, modeling and setting the company's culture and values, leading and training the senior executive team and allocating capital. In 2013, Ms. Chang received an MSC degree in Technology and Innovation Management from Sussex University, the United Kingdom and in 2012 she received a Bachelor of Arts degree in Product Design from the same university. Ms. Chang is not compensated for serving as the Company’s Chief Executive Officer.

Mr. Tang holds a Bachelor of Social Sciences (Honour) degree from the University of Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants in the United Kingdom and a member of the Hong Kong Institute of Directors.  Mr. Tang has over 30 years of accounting, auditing and financial advisory experience. He has been an executive director of Winto Group (Holdings) Limited (Stock Code: 8238) since July 2017 and has been an executive director of Pearl Oriental Oil Limited (stock code: 0632) since October 2016. He was an executive director of Million Stars Holdings Limited (stock code: 8093) for the period from February 2017 to November 2017, executive director and company secretary of Changgang Dunxin Enterprise Company Limited (stock code: 2229) for the period from March 2016 to June 2016, executive director and chief financial officer of New Sports Group Limited (stock code: 0299) for the period from December 2013 to May 2016, vice president and company secretary of China Environmental Technology Holdings Limited (stock code: 0646) for the period from March 2014 to April 2016 and chairman and executive director of Greens Holdings Limited (Stock Code: 1318) for the period from December 2014 to November 2015. The shares of the above companies are all listed on The Stock Exchange of Hong Kong Limited.

Officers, Directors and Key Employees of Bao Feng

Name	Age	Positions
Ting Ting Chang	29	Chief Executive Officer
Xia Li	45	Chief Financial Officer
Xianyang Chen	35	Chief Technical Officer
Yu Gao	35	Chief Marketing Officer

Ms. Chang has served as Bao Feng’s Chief Executive Officer since May 2016. For Ms. Chang’s biographical information, see “ - Officers, Directors and Key Employees of the Company,” above.

Ms. Li has served as Bao Feng’s Chief Financial Officer since 2014. Ms. Li is a certified public accountant with a master's degree from Renmin University of China. After graduation and before joining Bao Feng, she worked as a financial officer for several different companies, Ms. Li has rich financial management experience in mergers and acquisitions, joint-stock reform, tax planning, listed company mergers and other financial areas.

Mr. Chen has served as Bao Feng’s Chief Technical Officer since 2016. His work at Bao Feng primarily involves the establishment of a prediction model for alzheimer's disease and the extraction and purification of nervonic acid from acer truncatum and its application in the field of brain health.  Prior to joining Bao Feng, Mr. Chen was employed as an assistant professor at the Institute of Botany, Chinese Academy of Sciences where his work primarily involved metabolomics and data modeling, and where he presided over a natural science foundation project. Mr. Chen has published five articles and co-authored fifteen articles in various scientific journals.  Mr. Chen holds a bachelor's degree in grass science from the School of Resources and Environment, Beijing Forestry University and a doctorate degree in developmental biology from the Institute of Botany, Chinese Academy of Sciences.

Mr. Gao, Bao Feng’s CMO, received his Master’s Degree from the School of Management of Renmin University of China in 2005. Between his graduation and joining Bao Feng he was engaged in sales management in many large and medium-sized enterprises. He has managed companies within which several small groups achieved monthly sales exceeding RMB 10 million.

Family Relationships

There are no family relationships among the directors or executive officers of either the Company or Bao Feng.

Committees of the Board of Directors

The Company’s Board of Directors has not established any committees. The functions of the audit committee are currently performed by the Board of Directors, with assistance by expert independent accounting personnel. The Company is not currently subject to any law, rule or regulation requiring that it establish or maintain an audit committee. The Company believes that while its Board of Directors is capable of analyzing and evaluating financial statements and understanding internal controls and procedures for financial reporting, the Company would be well served to retain an independent director who would qualify as an “audit committee financial expert.” The Company’s Board of Directors intends at some point in the future to establish audit, nominating and compensation committees. The audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee will be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee will also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving salary and benefit policies (including stock options), including compensation of the Company’s executive officers.

EXECUTIVE COMPENSATION

The following table summarizes all compensation received by our directors and our Chief Executive Officer, President, Secretary and Chief Financial Officer and by the directors, executive officers and key employees of Bao Feng in the years ended December 31, 2017 and 2018.

Summary Compensation Table

Compensation Paid
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Other Compensation ($)
Ting Ting Chang, CEO and Director	2017 2018	17,761(2) 17,761(2)	Nil Nil	N/A N/A
Yau Sing Tang, CFO and Director(3)	2017 2018	Nil(3) Nil(3)	Nil Nil	N/A N/A
Xianyang Chen, CTO of Bao Feng	2017 2018	Nil(4) Nil(4)	Nil Nil	N/A N/A
Xia Li, CFO of Bao Feng	2017 2018	17,761 17,761	Nil Nil	N/A N/A
Yu Gao, CMO of Bao Feng	2017 2018	17,761 17,761	Nil Nil	N/A N/A

(1)

Expressed in U.S. Dollars based on the average interbank exchange rate of 6.75655132 RMB for each U.S. Dollar in 2017 and the average interbank exchange rate of 6.60313352 RMB for each U.S. Dollar in 2018

(2)

Paid to Ms. Chang by Bao Feng as compensation for her services to that company

(3

)Mr. Tang became an officer and director of the Company on August 31, 2019.

(4)

Mr. Chen received shares of Bao Feng, which have since been transferred to Zhong Yuan-SZ, in lieu of a salary.

Stock Option Grants and Exercises

The Company has not issued any options or stock appreciation rights to any officers, employees or directors. Our directors and executive officers may receive share options at the discretion of our Board of Directors in the future.

Compensation of Directors

We do not have any agreements for compensating our directors for their services in their capacity as directors.

Employment Contracts

Bao Feng has formal employment agreements with its executive officers. The employment agreements are summarized below, and qualified by reference to those employment agreements filed as Exhibits to this Form 6-K.

Ting Ting Chang, CEO of both the Company and Bao Feng, has entered into a five-year Employment Agreement with Bao Feng for a term which commenced May 16, 2017 and which terminates on May 15, 2022, unless renewed by mutual agreement or earlier terminated. The contract may be terminated by mutual agreement or by either party under certain specified conditions. Ms. Chang is currently paid a monthly salary of RMB 10,000.

Xia Li, CFO of Bao Feng, has entered into a five-year Employment Agreement with Bao Feng for a term which commenced June 1, 2017 and which terminates on May 31, 2022, unless renewed by mutual agreement or earlier terminated. The contract may be terminated by mutual agreement or by either party under certain specified conditions. Ms. Li is currently paid a monthly salary of RMB 10,000.

Yu Gao, Bao Feng’s CMO, has entered into a one-year Employment Agreement with Bao Feng for a term which commenced December 24, 2018 and which terminates on December 23, 2019, unless renewed by mutual agreement or earlier terminated. The contract may be terminated by mutual agreement or by either party under certain specified conditions. Mr. Gao is currently paid a monthly salary of RMB 10,000.

Rather than an Employment Agreement, Xianyang Chen, Bao Feng’s CTO, has entered into a Technology Shareholding Cooperation Agreement, dated June 1, 2017, with Bao Feng pursuant to which he received shares equal to 20% of the company in lieu of a salary. The shares were transferred to Zhong Yuan-SZ on January 19, 2018. If the company is listed, Mr. Chen’s salary will be determined according to the salary structure of the listed company. The Agreement contains a 5-year non-competition clause and a non-disclosure clause.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company utilizes the office space and equipment of a business associate of management in Hong Kong at no cost. Management estimates the value of such office space and equipment to be immaterial.

On August 31, 2019, the Company closed on the Share Exchange with Zhong Yuan Investment pursuant to which the Company acquired 100% of the shares of China Bio. At the time of the acquisition, Ms. Ting Ting Chang, was the Company’s sole officer and director. Zhong Yuan Investment, China Bio and China Bio’s subsidiary, Zhong Yuan (HK), are affiliates of Mr. Yau Sing Tang, the Company’s current Chief Financial Officer and director.  The two indirect subsidiaries of China Bio, Zhong Yuan (SZ) and Bao Feng, are affiliates of Ms. Ting Ting Chang, the Company’s current Chief Executive Officer and director.

During the fiscal years ended December 31, 2018 and December 31, 2017, Ting Ting Chang, our Chief Executive Officer and director, paid, either directly or indirectly, expenses of the Company aggregating $50,406 and $12,600, respectively. These are fees Ms. Chang paid on behalf of the Company. The amount due to related party is unsecured, non-interest bearing and due on demand.

On May 3, 2017, the Company effected a change of its control. The Company cancelled an aggregate of 19,500,000 shares of the then 20,000,000 shares of outstanding stock valued at par. James M. Cassidy resigned as the Company's president, secretary and director and James McKillop resigned as the Company's vice president and director. Ting Ting Chang was then named sole director of the Company and was named President, Secretary and Chief Financial Officer of the Company. On May 4, 2017, the Company issued 8,000,000 shares of its Common Stock to Ms. Chang for no consideration as a result of the change in control.

Except as otherwise indicated herein, there have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 and Item 407(a) of Regulation S-K.

DESCRIPTION OF SECURITIES

Our Company’s Memorandum and Articles of Association provide for authority to issue 500,000,000 ordinary shares with par value of $0.0001 per share. Immediately prior to the Share Exchange, the capitalization of the Company consisted of 8,500,000 outstanding ordinary shares, and immediately after the closing of the Share Exchange, our total number of outstanding ordinary shares is 170,000,000. All shares are fully paid. We do not have any options to purchase shares or any preferred shares outstanding.

Memorandum and Articles of Association

We are registered in the Cayman Islands and have been assigned company number 313036 in the register of companies.  Our registered agent is Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KYI–1205 Cayman Islands.  The objects for which the Company was established are unrestricted and the Company has full power and authority to carry out any object that is not prohibited under Cayman Islands law as set forth in Paragraph 3 of our Memorandum of Association.  As a Cayman Islands exempted company, we are prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands, owning land in the Cayman Islands and making any invitation to the public in the Cayman Islands to subscribe for any of our shares or debentures.  We do not believe that these restrictions materially affect our operations.

Paragraph 107 of our Amended and Restated Articles of Association (our “Articles”) provides that a director who is in any way, whether directly or indirectly, interested in a contract or a proposed contract with the Company shall declare the nature of his interest at a meeting of the directors or by general notice to the directors. The director may vote in respect of the contract or arrangement notwithstanding his interest therein and his vote shall be counted, and he may be counted in the quorum at any meeting at which the contract or arrangement is considered. Paragraph 86 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company.  Paragraph 98 of the Articles provides that the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.  Such borrowing powers can be altered by an amendment to the Articles.  There is no provision in the Articles for the mandatory retirement of directors.  Paragraph 85 of the Articles provides that directors are not required to own shares of the Company in order to serve as directors.

Our authorized share capital is $50,000, divided into 500,000,000 shares, $0.0001 par value.  Holders of our ordinary shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors.  Holders of our ordinary shares do not have cumulative voting rights in the election of directors.  All of our ordinary shares are equal to each other with respect to liquidation and dividend rights.  Holders of our ordinary shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available therefor under Cayman Islands law.  In the event of our liquidation, all assets available for distribution to the holders of our ordinary shares are distributable among them according to their respective holdings.  Holders of our ordinary shares have no preemptive rights to purchase any additional unissued ordinary shares.  No preferred shares have been issued; however, the Board of Directors has the ability to determine the rights, preferences and restrictions of preferred shares at their discretion.

Paragraph 8 of the Articles of Association provides that the powers, preferences and relative, participating, optional and other special rights of each series of preferred shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Paragraph 153 of the Articles of Association provides that our Memorandum and Articles of Association may be amended by a special resolution of members.  A special resolution requires passage by a majority of not less than two-thirds of the shareholders entitled to vote on the matter, in person or, where proxies are allowed, by proxy at a general meeting of the Company or in writing by all of the shareholders entitled to vote.

Provisions in respect of the holding of annual general meetings and extraordinary general meetings are set out in Paragraphs 55 through 69 of the Articles and under the Companies Law (2018 Revision) of the Cayman Islands.  The directors may convene meetings of the members at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding not less than one-third of the share capital of the Company as at that date carries the right to vote at general meetings of the Company.

Cayman Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.  There are no provisions in the Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

A copy of our Amended and Restated Memorandum and Articles of Association was filed as Exhibit A to the Definitive Schedule 14(C) filed with the SEC by the Company on January 16, 2018 and is incorporated herein by this reference.

The Company’s secretarial firm in the Cayman Islands maintains the Company’s share register.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Our shares are not currently trading. The Company anticipates filing a registration statement with the SEC under the Securities Act in order to register shares for resale that are currently held by shareholders of the Company in order for trading to occur in the future. There is no established public trading market for our shares, and there can be no assurance that a trading market will be developed and if developed that it will be sustained.

Holders

On August 31, 2019, there were four stockholders of record, and an aggregate of 170,000,000 of our ordinary shares were issued and outstanding.

Dividend Policy

We have never paid any cash dividends on our shares and have no present intention of paying any dividends on our shares in the foreseeable future. We intend to retain future earnings to fund ongoing operations and future capital requirements. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

Equity Compensation Plan Information

We do not have in effect any compensation plans under which our equity securities are authorized for issuance and we do not have any outstanding stock options.

LEGAL PROCEEDINGS

From time to time, we may be involved in litigation or other business disputes. The Company’s management is not aware of any material legal proceedings pending against the Company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices or financial statement disclosure

RECENT SALES OF UNREGISTERED SECURITIES

Pursuant to the Share Exchange Agreement entered into by and among the Company, on the one hand, and Zhong Yuan Investment and China Bio, on the other hand, the Company issued 161,500,000 of the Company’s ordinary shares (the “Exchange Shares”) to Zhong Yuan Investment in exchange for 100% of the common stock of China Bio. The issuance of the Exchange Shares to Zhong Yuan Investment pursuant to the Share Exchange Agreement was exempt from registration under the Securities Act pursuant to Section 4(a)(2) and/or Regulation S thereof. We made this determination based on the representations of Zhong Yuan Investment which included, in pertinent part, that Zhong Yuan Investment was either (a) an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and/or (b) not a "U.S. person" as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and that Zhong Yuan Investment was acquiring our ordinary shares for investment purposes for its own account and not as a nominee or agent, and not with a view to the resale or distribution thereof, and that Zhong Yuan Investment understood that the shares may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

In conjunction with moving its domicile from Delaware to the Cayman Islands by means of a reverse merger with its wholly-owned subsidiary, each outstanding share of common stock of China Bio-Technology Holdings, Inc., a Delaware corporation, (the “Delaware Corp.”) was exchanged for the right to receive one ordinary share of the Company.  Effective August 21, 2018, upon effectiveness of the merger, the Company, as the surviving company in the merger, issued an aggregate of 8,500,000 ordinary shares in exchange for an equal number of shares of common stock of the Delaware Corp. The ordinary shares were issued to those stockholders of the Delaware Corp. who were resident outside of the United States in reliance on exemptions from registration provided by Regulation S and to those stockholders who were resident in the United States in reliance on Section 4(a)(2) of the Securities Act. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.  The one ordinary share issued upon incorporation of the Company under the laws of the Cayman Islands was duly cancelled.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s Articles of Association provide the following with respect to indemnification:

“Every Director (including for the purposes of this Article any Alternate Director appointed pursuant to the provisions of these Articles) and officer of the Company for the time being and from time to time shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a Director or officer of the Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. No such Director or officer of the Company shall be liable to the Company for any loss or damage unless such liability arises through the willful neglect or default of such Director or officer.”

The Company has been advised that it is the position of the SEC that insofar as the provision in the Company's Articles of Association may be invoked for liabilities arising under the Securities Act, the provision is against public policy and is therefore unenforceable.

UNREGISTERED SALES OF EQUITY SECURITIES

As explained more fully under the heading “RECENT SALES of UNREGISTERED SECURITIES,” the following unregistered sales of equity securities have been effected by the Company during the three years prior to the filing of this Report:

●	161,500,000 of its ordinary shares on August 31, 2019 to Zhong Yuan Investment in exchange for 100% of the common stock of China Bio;
●	8,500,000 ordinary shares in August 2018 to the former shareholders of the Delaware Corp. in exchange for 100% of the outstanding common stock of the Delaware Corp.; and
●	initial issuance of one ordinary share to one person in consideration for $1 upon incorporation of the Company’s wholly-owned subsidiary in the Cayman Islands in July 2016.

All of the issuances were exempt from registration under the Securities Act pursuant to Section 4(a)(2) and/or Regulation S thereof. Reference is made to the disclosures set forth under “RECENT SALES of UNREGISTERED SECURITIES” in this Report on Form 6-K, which disclosures are incorporated herein by reference.

CHANGES IN CONTROL OF REGISTRANT

As explained more fully under “RECENT SALES OF UNREGISTERED SECURITIES,” in connection with the Share Exchange Agreement, the Company issued 161,500,000 of its ordinary shares to Zhong Yuan Investment in exchange for the transfer of 100% of the outstanding shares of China Bio capital stock by Zhong Yuan Investment to the Company. Immediately following the Closing of the Share Exchange Agreement, Zhong Yuan Investment held approximately 95% of the total issued outstanding ordinary shares of the Company, which is the only outstanding class of shares. Reference is made to the disclosures set forth under “RECENT SALES OF UNREGISTERED SECURITIES,” in this Report on Form 6-K, which disclosure is incorporated herein by reference.

The closing of the Share Exchange under the Share Exchange Agreement, which resulted in the change of control of the Company, occurred on August 31, 2019. A copy of the Share Exchange Agreement is attached as Exhibit 2.1 to the Report on Form 6-K filed by the Company on August 2, 2019.

CHANGE IN SHELL COMPANY STATUS

The Company was a "shell company" (as such term is defined in Rule 12b-2 under the Exchange Act) immediately prior to the closing of the Share Exchange on August 31, 2019 because the Company had nominal assets and had no substantive business operations. Under the Share Exchange Agreement, on the Closing Date, the Company issued a total of 161,500,000 of its ordinary shares to Zhong Yuan Investment in exchange for 100% of the common stock of China Bio. After the closing, Zhong Yuan Investment owns approximately 95% of the Company’s outstanding shares. As a result of the Share Exchange, China Bio became the wholly owned subsidiary of the Company and Bao Feng, China Bio’s indirect, wholly-owned subsidiary, became the Company’s sole operational business. Consequently, the Company believes that the Share Exchange has caused the Company to cease to be a shell company. For information about the Share Exchange, please see the information set forth above under “COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS,” which information is incorporated herein by reference.

FINANCIAL STATEMENTS AND EXHIBITS.

(a)  Financial Statements of Businesses Acquired

The audited consolidated financial statements of China Bio-Technology Holdings Limited for the fiscal years ended March 31, 2019 and 2018 are incorporated herein by reference to Exhibit 99.1 to this Report.

(b)  Pro Forma Financial Statements

Our unaudited pro forma combined balance sheet as of March 31, 2019, and pro forma combined statements of operations (unaudited) for the year ended March 31, 2019 are incorporated herein by reference to Exhibit 99.2 to this Report.

(c) Index to Exhibits

Exhibit Number	Description
2.1*	Share Exchange Agreement between the Company and Zhong Yuan Investment Limited and its affiliates, dated July 30, 2019
3.1**	Amended and Restated Memorandum and Articles of Association of the Company
10.1	Office Lease Agreement between Beijing Century Changying Investment Management Co., Ltd. and Bao Feng Biotechnology (Beijing) Co., Ltd.
10.2	Joint Project Contract between Bao Feng Biotech (Beijing) Co., Ltd. and National Health and Occupational Safety and Health Research Center
10.3	Agreement between Weng Niu Te Qi Government and Beijing Acer Truncatum Century Agricultural Technology Co., Ltd.
10.4	Exclusive Distribution Agreement between Medical Nutrition Research and Development Enterprise of America and Beijing Acer Truncatum Century Agricultural Technology Co., Ltd.
10.5	Honorary Consultant Cooperation Agreement between Bao Feng Biotech (Beijing) Co., Ltd. and Jiang Hai Hui
10.6	Honorary Consultant Cooperation Agreement between Bao Feng Biotech (Beijing) Co., Ltd. and Jiang Nan
10.7	Honorary Consultant Cooperation Agreement between Bao Feng Biotech (Beijing) Co., Ltd. and Lin Feng
10.8	Technology Shareholding Cooperation Agreement between Bao Feng Bio-Technology (Beijing) Limited and Xianyang Chen
10.9	Labor Contract between Bao Feng Bio-Technology (Beijing) Limited and Ting Ting Chang
10.10	Labor Contract between Bao Feng Bio-Technology (Beijing) Limited and Xia Li
10.11	Labor Contract between Bao Feng Bio-Technology (Beijing) Limited and Yu Gao
99.1	Audited consolidated financial statements of China Bio-Technology Holdings Limited for the fiscal years ended March 31, 2019 and 2018
99.2	Unaudited pro forma combined financial statements for the fiscal year ended March 31, 2019

———————

*    Filed as Exhibit 2.1 to the Company’s Report on Form 6-K filed with the SEC on August 2, 2019

**  Filed as Exhibit A to the Definitive Schedule 14(C) filed with the SEC by the Company on January 16, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 6, 2019	ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

/s/ CHANG Ting Ting
Name: CHANG, Ting Ting, Title: Chief Executive Officer